UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2014

On February 6, 2015, the registrant filed with the Tokyo Stock Exchange information as to the registrant’s financial condition and results of operations at and for the three and nine months ended December 31, 2014. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated February 6, 2015, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2015. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary, Dimension Data Holdings plc, included in the supplementary data related to the press release was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial information for the three and nine months ended December 31, 2014 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President
Investor Relations Office

Date: February 6, 2015

Financial Results Release	February 6, 2015
For the Nine Months Ended December 31, 2014	[U.S. GAAP	]

Name of registrant : Nippon Telegraph and Telephone Corporation (“NTT”)

Code No. : 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed : Tokyo

Representative : Hiroo Unoura, President and Chief Executive Officer

Contact : Yasutake Horinouchi, Head of IR, Finance and Accounting Department / TEL +81-3-6838-5481

Scheduled filing date of quarterly securities report : February 9, 2015

Scheduled date of dividend payments : -

Supplemental material on quarterly results : Yes

Presentation on quarterly results : Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Nine Months Ended December 31, 2014 (April 1, 2014 – December 31, 2014)

Amounts are rounded off to the nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT
Nine months ended December 31, 2014	8,182,527	2.0%	910,947	(7.5)%	910,182	(11.1)%	449,941	(7.1)%
Nine months ended December 31, 2013	8,025,184	1.3%	985,120	(0.8)%	1,024,103	3.9%	484,304	8.4%

Note: Percentages above represent changes from the corresponding period of the previous fiscal year.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Nine months ended December 31, 2014	407.69	(yen)	—	(yen)
Nine months ended December 31, 2013	418.78	(yen)	—	(yen)

Notes:	Comprehensive income (loss) attributable to NTT:	For the nine months ended December 31, 2014: 507,664 million yen (23.7)%
For the nine months ended December 31, 2013: 665,709 million yen 35.9%

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
December 31, 2014	20,642,277	10,999,979	8,578,734	41.6%	8,014.20	(yen)
March 31, 2014	20,284,949	10,924,806	8,511,354	42.0%	7,667.57	(yen)

2.	Dividends

	Annual Dividends
	End of the first quarter	End of the second quarter		End of the third quarter	Year-end		Total
Year Ended March 31, 2014	—	80.00	(yen)	—	90.00	(yen)	170.00	(yen)
Year Ending March 31, 2015	—	90.00	(yen)	—	—		—
Year Ending March 31, 2015 (Forecasts)	—	—		—	90.00	(yen)	180.00	(yen)

Note: Change in dividend forecasts during the nine months ended December 31, 2014: None

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2015 (April 1, 2014 – March 31, 2015)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2015	11,010,000	0.8%	1,095,000	(9.8)%	1,075,000	(16.9)%	529,000	(9.6)%	479.00	(yen)

Notes:	1.	Percentages above represent changes from the previous fiscal year.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2015 during the nine months ended December 31, 2014: None

*Notes:

(1)	Change in significant consolidated subsidiaries during the nine months ended December 31, 2014 that resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy

i.	Change due to revision of accounting standards and other regulations: None

ii.	Other change: None
(For further details, please see “Others” on page 9.)

(4)	Number of shares outstanding (common stock)

i. Number of shares outstanding (including treasury stock):

December 31, 2014 : 1,136,697,235 shares

March 31, 2014 : 1,136,697,235 shares

ii. Number of shares of treasury stock:

December 31, 2014 : 66,255,902 shares

March 31, 2014 : 26,650,807 shares

iii. Weighted average number of shares outstanding:

For the nine months ended December 31, 2014 :	1,103,621,904 shares

For the nine months ended December 31, 2013 :	1,156,476,181 shares

*	The forecast for “Basic Earnings per Share Attributable to NTT” for the fiscal year ending March 31, 2015 is based on the assumption that NTT will repurchase 51 million shares or 350 billion yen of shares from November 10, 2014 through June 30, 2015, as resolved at the board of directors’ meeting held on November 7, 2014 authorizing repurchases up to these amounts, and retain these as treasury stock.

*	Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date of issuance of this earnings release, the review process on quarterly financial statements required by the Financial Instruments and Exchange Act is still ongoing.

*	Explanation of earnings forecasts and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available to NTT and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2015, please refer to pages 8 and 24.

On Friday, February 6, 2015, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

1. Qualitative Information

(1) Qualitative Information Relating to Consolidated Business Results

i.	Consolidated results

Nine-Month Period Ended December 31, 2014 (April 1, 2014 – December 31, 2014)

	(Billions of yen)
	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014	Change	Percent Change
Operating revenues	8,025.2	8,182.5	157.3	2.0%
Operating expenses	7,040.1	7,271.6	231.5	3.3%
Operating income	985.1	910.9	(74.2)	(7.5)%
Income before income taxes and equity in earnings (losses) of affiliated companies	1,024.1	910.2	(113.9)	(11.1)%
Net income attributable to NTT	484.3	449.9	(34.4)	(7.1)%

During the nine months ended December 31, 2014, pursuant to its Medium-Term Management Strategy, adopted in November 2012, entitled “Towards the Next Stage,” NTT worked to expand its global cloud services and to strengthen its network service competitiveness in order to become a “Value Partner” that customers continue to select.

Expansion of Global Cloud Services:

NTT Group worked to expand its provision of global cloud services by taking advantage of its strengths as a corporate group to provide comprehensive cloud services from the information and telecommunications platforms stage, such as data centers and the IP backbone, to the information and communication technology (ICT) management and applications stage.

Specifically, in order to further promote its cloud business in the United States, NTT Group acquired 100% of the outstanding shares of U.S.-based Symphony Management Consulting, LLC, which has strengths in the cloud solutions business.

Furthermore, NTT Group commenced operations at its “Shanghai Pudong Data Center,” which will not only serve as a major center for colocation services in China, but also as a primary base for cloud services.

Strengthening Network Service Competitiveness:

In the fixed-line communications field, NTT Group continued to work to increase the number of new subscribers and improve long-term customer retention for its “FLET’S Hikari” services. In addition, NTT Group continued to move ahead with its “Hikari Collaboration Model,” the wholesaling of fiber-optic access services, and announced in January 2015 that it will begin providing services in February 2015.

In the mobile communications field, “Kake-hodai & Pake-aeru,” a new billing plan tailored to suit a customer’s stage of life that offer more affordable rates to long-term users, exceeded 13 million subscriptions. Further, NTT Group launched the sale of smartphones and other devices equipped with call functionality for VoLTE*1 call services, and also announced the development of a data communications handset compatible with “LTE-Advanced,” a mobile communication standard capable of high-speed transmissions of up to 225 Mbps. NTT Group also commenced sales of the “iPad Air 2”*2 and “iPad mini 3.”*2 In addition, NTT Group announced in January 2015 that it would begin accepting pre-orders in February 2015 for both its “Docomo Hikari” broadband service, which utilizes the “Hikari Collaboration Model,” and “Docomo Hikari Pack,” which provides “Docomo Hikari” in combination with mobile phone service at a reasonable price, and will commence these services in March 2015.

To cut costs in fixed-line and mobile communications services, NTT Group worked to further enhance infrastructure efficiency by introducing high-performance equipment and by making effective use of existing facilities, while cutting the cost of laying optical transmission lines by increasing construction projects that do not require the dispatch of NTT employees and working to further improve the efficiency of its maintenance and operations business.

NTT also entered into a partnership agreement with the Tokyo Organizing Committee of the Olympic and Paralympic Games in January 2015 relating to athletes representing Japan in the Olympics and Paralympics. The agreement has a six-year term, including the Tokyo 2020 Olympics and Paralympics. With this agreement, NTT became the first “Gold Partner,” the highest tier of the domestic corporate sponsorship program.

As a result of these efforts, NTT Group’s consolidated operating revenues for the nine months ended December 31, 2014 were ¥8,182.5 billion (an increase of 2.0% from the same period of the previous fiscal year) and consolidated operating expenses were ¥7,271.6 billion (an increase of 3.3% from the same period of the previous fiscal year). Consolidated operating income was ¥910.9 billion (a decrease of 7.5% from the same period of the previous fiscal year), consolidated income before income taxes and equity in earnings (losses) of affiliated companies was ¥910.2 billion (a decrease of 11.1% from the same period of the previous fiscal year), and net income attributable to NTT was ¥449.9 billion (a decrease of 7.1% from the same period of the previous fiscal year).

Note:	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.
(*1)	Abbreviation for Voice over LTE, a call service that provides reliable and high-sound quality calls over NTT’s “Xi” service (LTE service) network.
(*2)	TM and © 2015 Apple Inc. All rights reserved. iPad is a trademark of Apple Inc., registered in the United States and other countries.

ii.	Segment results

Results by business segment are as follows.

•	Regional Communications Business Segment

Nine-Month Period Ended December 31, 2014 (April 1, 2014 – December 31, 2014)

	(Billions of yen)
	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014	Change	Percent Change
Operating revenues	2,626.4	2,579.2	(47.2)	(1.8)%
Operating expenses	2,525.9	2,447.7	(78.2)	(3.1)%
Operating income	100.5	131.5	31.0	30.9%

Operating revenues in the regional communications business segment for the nine-month period ended December 31, 2014 decreased 1.8% from the same period of the previous fiscal year to ¥2,579.2 billion due to, among other things, a decrease in fixed voice-related revenues resulting from the decline in fixed-line telephone subscriptions, which was partially offset by an increase in IP/packet communications revenues. On the other hand, operating expenses fell by 3.1% from the same period of the previous fiscal year to ¥2,447.7 billion due to, among other factors, a decrease in personnel expenses and efforts to streamline operating expenses. As a result, segment operating income increased 30.9% from the same period of the previous fiscal year to ¥131.5 billion.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2014	As of December 31, 2014	Change	Percent Change
FLET’S Hikari(1)	18,050	18,617	567	3.1%
NTT East	10,187	10,397	210	2.1%
NTT West	7,863	8,220	357	4.5%
Hikari Denwa(2)	16,256	16,910	654	4.0%
NTT East	8,694	8,963	269	3.1%
NTT West	7,562	7,947	385	5.1%

Notes:

(1)	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.
(2)	The figures for Hikari Denwa indicate the number of channels (in thousands).

•	Long Distance and International Communications Business Segment

Nine-Month Period Ended December 31, 2014 (April 1, 2014 – December 31, 2014)

	(Billions of yen)
	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014	Change	Percent Change
Operating revenues	1,312.7	1,447.3	134.7	10.3%
Operating expenses	1,212.3	1,359.4	147.1	12.1%
Operating income	100.4	88.0	(12.5)	(12.4)%

Operating revenues in the long-distance and international communications business segment for the nine-month period ended December 31, 2014 increased 10.3% from the same period of the previous fiscal year to ¥1,447.3 billion. This increase was due to, among other things, an increase in system integration revenues associated with an increase in the number of overseas consolidated subsidiaries, partially offset by a decrease in domestic fixed voice-related revenues. Operating expenses increased 12.1% from the same period of the previous fiscal year to ¥1,359.4 billion due to, among other things, an increase in revenue-linked expenses. As a result, segment operating income for the nine-month period ended December 31, 2014 decreased 12.4% from the same period of the previous fiscal year to ¥88.0 billion.

•	Mobile Communications Business Segment

Nine-Month Period Ended December 31, 2014 (April 1, 2014 – December 31, 2014)

	(Billions of yen)
	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014	Change	Percent Change
Operating revenues	3,363.6	3,326.8	(36.8)	(1.1)%
Operating expenses	2,677.8	2,741.9	64.1	2.4%
Operating income	685.7	584.9	(100.9)	(14.7)%

Despite an increase in revenues associated with NTT Group’s expanding “Smart Life” business, operating revenues for the mobile communications business segment for the nine-month period ended December 31, 2014 decreased 1.1% from the same period of the previous fiscal year to ¥3,326.8 billion due to, among other things, a decline in mobile voice-related revenues resulting from the impact of its “Monthly Support” discount programs and the new “Kake-hodai & Pake-aeru” billing plan. Further, despite the implementation of measures to reduce costs through structural changes, operating expenses for the nine-month period ended December 31, 2014 increased 2.4% from the same period of the previous fiscal year to ¥2,741.9 billion due to increases in cost of equipment sold and in revenue-linked expenses. As a result, segment operating income for the nine-month period ended December 31, 2014 decreased 14.7% from the same period of the previous fiscal year to ¥584.9 billion.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2014	As of December 31, 2014	Change	Percent Change
Mobile phone services	63,105	65,274	2,169	3.4%
Xi	21,965	28,298	6,332	28.8%
FOMA	41,140	36,976	(4,164)	(10.1)%
sp-mode	23,781	26,746	2,964	12.5%
i-mode	26,415	23,396	(3,019)	(11.4)%

Notes:

(1)	Numbers for Mobile phone services subscribers (including Xi and FOMA subscribers) include communication module service subscribers.
(2)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of FOMA service subscribers and, as a result, are also included in the number of Mobile phone services subscribers.

•	Data Communications Business Segment

Nine-Month Period Ended December 31, 2014 (April 1, 2014 – December 31, 2014)

	(Billions of yen)
	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014	Change	Percent Change
Operating revenues	943.1	1,066.4	123.4	13.1%
Operating expenses	908.2	1,009.7	101.5	11.2%
Operating income	34.9	56.7	21.9	62.7%

Operating revenues in the data communications business segment for the nine-month period ended December 31, 2014 increased 13.1% from the same period of the previous fiscal year to ¥1,066.4 billion due to, among other things, an increase in the number of overseas consolidated subsidiaries, the cultivation of new customers and an increase in revenues resulting from the expansion of systems for existing customers. On the other hand, operating expenses for the nine-month period ended December 31, 2014 rose 11.2% from the same period of the previous fiscal year to ¥1,009.7 billion due to, among other things, an increase in revenue-linked expenses, despite a reduction in unprofitable transactions. As a result, segment operating income for the nine-month period ended December 31, 2014 increased 62.7% from the same period of the previous fiscal year to ¥56.7 billion.

•	Other Business Segment

Nine-Month Period Ended December 31, 2014 (April 1, 2014 – December 31, 2014)

	(Billions of yen)
	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014	Change	Percent Change
Operating revenues	936.4	894.1	(42.3)	(4.5)%
Operating expenses	884.8	853.8	(31.0)	(3.5)%
Operating income	51.6	40.3	(11.3)	(21.9)%

Operating revenues in the other business segment for the nine-month period ended December 31, 2014 decreased 4.5% from the same period of the previous fiscal year to ¥894.1 billion due to, among other things, decreased revenues in NTT’s real estate and systems development businesses. On the other hand, operating expenses for the nine-month period ended December 31, 2014 decreased 3.5% from the same period of the previous fiscal year to ¥853.8 billion due to, among other things, a decrease in revenue-linked expenses in NTT’s real estate business. As a result, segment operating income for the nine-month period ended December 31, 2014 decreased 21.9% from the same period of the previous fiscal year to ¥40.3 billion.

(2) Qualitative Information Relating to Consolidated Financial Position

Net cash provided by operating activities for the nine-month period ended December 31, 2014 decreased ¥223.2 billion (13.8%) from the same period of the previous fiscal year to ¥1,399.7 billion. This decrease was due to, among other factors, a decrease in operating income as well as the effect of bank holidays.

Net cash used in investing activities decreased ¥79.7 billion (5.2%) from the same period of the previous fiscal year to ¥1,453.0 billion. This decrease was due to, among other factors, a decrease in capital investments and in payments for the purchase of non-current investments and other such investments.

Net cash used in financing activities decreased ¥60.9 billion (68.5%) from the same period of the previous fiscal year to ¥28.0 billion. This decrease was due to, among other factors, an increase in borrowings, which offset an increase in the payment of cash dividends.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of December 31, 2014 totaled ¥905.8 billion, a decrease of ¥78.7 billion (8.0%) from the end of the previous fiscal year.

	(Billions of yen)
	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2014	Change	Percent Change
Cash flows provided by operating activities	1,623.0	1,399.7	(223.2)	(13.8)%
Cash flows used in investing activities	(1,532.7)	(1,453.0)	79.7	5.2%
Cash flows used in financing activities	(88.9)	(28.0)	60.9	68.5%

(3) Qualitative Information Relating to Consolidated Results Forecasts

There are no changes to the consolidated results forecasts for the fiscal year ending March 31, 2015 announced on November 7, 2014. For the assumptions used in the consolidated results forecasts and other related matters, please see page 24.

2. OTHERS

(1)	Change in significant consolidated subsidiaries during the nine months ended December 31, 2014 that resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy: None

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2014	December 31, 2014	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥984,463	¥905,796	¥(78,667)
Short-term investments	38,949	59,973	21,024
Notes and accounts receivable, trade	2,509,030	2,701,280	192,250
Allowance for doubtful accounts	(46,893)	(48,390)	(1,497)
Accounts receivable, other	345,197	413,843	68,646
Inventories	415,309	446,148	30,839
Prepaid expenses and other current assets	394,294	464,930	70,636
Deferred income taxes	220,662	198,671	(21,991)

Total current assets	4,861,011	5,142,251	281,240

Property, plant and equipment:
Telecommunications equipment	12,959,564	12,807,435	(152,129)
Telecommunications service lines	15,408,604	15,567,610	159,006
Buildings and structures	6,060,129	6,101,812	41,683
Machinery, vessels and tools	1,949,903	1,981,584	31,681
Land	1,238,742	1,287,071	48,329
Construction in progress	359,014	381,988	22,974

	37,975,956	38,127,500	151,544
Accumulated depreciation	(28,136,268)	(28,402,801)	(266,533)

Net property, plant and equipment	9,839,688	9,724,699	(114,989)

Investments and other assets:
Investments in affiliated companies	521,634	521,328	(306)
Marketable securities and other investments	407,766	496,816	89,050
Goodwill	1,086,636	1,132,968	46,332
Software	1,309,912	1,245,843	(64,069)
Other intangible assets	401,194	380,456	(20,738)
Other assets	1,195,608	1,358,164	162,556
Deferred income taxes	661,500	639,752	(21,748)

Total investments and other assets	5,584,250	5,775,327	191,077

Total assets	¥20,284,949	¥20,642,277	¥357,328

	Millions of yen
	March 31, 2014	December 31, 2014	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥269,444	¥760,434	¥490,990
Current portion of long-term debt	425,351	418,767	(6,584)
Accounts payable, trade	1,540,249	1,249,304	(290,945)
Current portion of obligations under capital leases	16,929	17,437	508
Accrued payroll	448,061	381,663	(66,398)
Accrued taxes on income	256,994	77,195	(179,799)
Accrued consumption tax	47,376	139,748	92,372
Advances received	266,743	251,460	(15,283)
Other	405,677	444,652	38,975

Total current liabilities	3,676,824	3,740,660	63,836

Long-term liabilities:
Long-term debt (excluding current portion)	3,483,673	3,653,675	170,002
Obligations under capital leases (excluding current portion)	35,951	34,422	(1,529)
Liability for employees’ retirement benefits	1,327,873	1,365,851	37,978
Accrued liabilities for point programs	130,466	112,584	(17,882)
Deferred income taxes	233,151	217,189	(15,962)
Other	446,293	491,317	45,024

Total long-term liabilities	5,657,407	5,875,038	217,631

Redeemable noncontrolling interests	25,912	26,600	688

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,827,010	2,845,824	18,814
Retained earnings	4,808,361	5,058,382	250,021
Accumulated other comprehensive income (loss)	94,966	152,689	57,723
Treasury stock, at cost	(156,933)	(416,111)	(259,178)

Total NTT shareholders’ equity	8,511,354	8,578,734	67,380

Noncontrolling interests	2,413,452	2,421,245	7,793

Total equity	10,924,806	10,999,979	75,173

Total liabilities and equity	¥20,284,949	¥20,642,277	¥357,328

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

NINE-MONTH PERIOD ENDED DECEMBER 31

Consolidated Statements of Income

	Millions of yen
	2013	2014	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥1,184,765	¥1,087,270	¥(97,495)
Mobile voice related services	789,546	660,586	(128,960)
IP / packet communications services	2,789,563	2,750,096	(39,467)
Sale of telecommunications equipment	740,095	794,443	54,348
System integration	1,585,561	1,893,468	307,907
Other	935,654	996,664	61,010

	8,025,184	8,182,527	157,343

Operating expenses:
Cost of services (excluding items shown separately below)	1,720,380	1,736,079	15,699
Cost of equipment sold (excluding items shown separately below)	646,856	706,803	59,947
Cost of system integration (excluding items shown separately below)	1,147,150	1,323,731	176,581
Depreciation and amortization	1,394,935	1,365,268	(29,667)
Impairment loss	166	1,604	1,438
Selling, general and administrative expenses	2,127,588	2,138,095	10,507
Goodwill and other intangible asset impairments	2,989	—	(2,989)

	7,040,064	7,271,580	231,516

Operating income	985,120	910,947	(74,173)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(36,944)	(33,155)	3,789
Interest income	13,221	13,821	600
Other, net	62,706	18,569	(44,137)

	38,983	(765)	(39,748)

Income before income taxes and equity in earnings (losses) of affiliated companies	1,024,103	910,182	(113,921)

Income tax expense (benefit):
Current	389,174	298,193	(90,981)
Deferred	(6,527)	17,544	24,071

	382,647	315,737	(66,910)

Income before equity in earnings (losses) of affiliated companies	641,456	594,445	(47,011)

Equity in earnings (losses) of affiliated companies	(2,833)	3,635	6,468

Net income	638,623	598,080	(40,543)

Less – Net income attributable to noncontrolling interests	154,319	148,139	(6,180)

Net income attributable to NTT	¥484,304	¥449,941	¥(34,363)

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,156,476,181	1,103,621,904
Net income attributable to NTT (Yen)	¥418.78	¥407.69

Consolidated Statements of Comprehensive Income

	Millions of yen
	2013	2014	Increase (Decrease)
Net income	¥638,623	¥598,080	¥(40,543)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	28,200	60,413	32,213
Unrealized gain (loss) on derivative instruments	(2,540)	(301)	2,239
Foreign currency translation adjustments	83,928	33,626	(50,302)
Pension liability adjustments	100,677	(2,552)	(103,229)
Total other comprehensive income (loss)	210,265	91,186	(119,079)
Total comprehensive income (loss)	848,888	689,266	(159,622)
Less – Comprehensive income attributable to noncontrolling interests	183,179	181,602	(1,577)

Total comprehensive income (loss) attributable to NTT	¥665,709	¥507,664	¥(158,045)

THREE-MONTH PERIOD ENDED DECEMBER 31

Consolidated Statements of Income

	Millions of yen
	2013	2014	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥390,283	¥356,893	¥(33,390)
Mobile voice related services	254,497	214,127	(40,370)
IP / packet communications services	925,755	911,726	(14,029)
Sale of telecommunications equipment	297,866	309,118	11,252
System integration	556,434	663,850	107,416
Other	334,279	353,145	18,866

	2,759,114	2,808,859	49,745

Operating expenses:
Cost of services (excluding items shown separately below)	571,178	572,454	1,276
Cost of equipment sold (excluding items shown separately below)	276,160	280,122	3,962
Cost of system integration (excluding items shown separately below)	410,510	458,389	47,879
Depreciation and amortization	475,815	454,164	(21,651)
Impairment loss	4	1,394	1,390
Selling, general and administrative expenses	693,354	722,313	28,959

	2,427,021	2,488,836	61,815

Operating income	332,093	320,023	(12,070)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(12,187)	(10,569)	1,618
Interest income	4,449	4,695	246
Other, net	23,970	3,876	(20,094)

	16,232	(1,998)	(18,230)

Income before income taxes and equity in earnings (losses) of affiliated companies	348,325	318,025	(30,300)

Income tax expense (benefit):
Current	123,311	104,222	(19,089)
Deferred	1,442	3,018	1,576

	124,753	107,240	(17,513)

Income before equity in earnings (losses) of affiliated companies	223,572	210,785	(12,787)

Equity in earnings (losses) of affiliated companies	(8,947)	1,177	10,124

Net income	214,625	211,962	(2,663)

Less – Net income attributable to noncontrolling interests	53,861	52,353	(1,508)

Net income attributable to NTT	¥160,764	¥159,609	¥(1,155)

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,137,382,961	1,091,484,931
Net income attributable to NTT (Yen)	¥141.35	¥146.23

Consolidated Statements of Comprehensive Income

	Millions of yen
	2013	2014	Increase (Decrease)
Net income	¥214,625	¥211,962	¥(2,663)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	11,023	50,947	39,924
Unrealized gain (loss) on derivative instruments	929	(12)	(941)
Foreign currency translation adjustments	13,088	68,741	55,653
Pension liability adjustments	94,649	(1,457)	(96,106)
Total other comprehensive income (loss)	119,689	118,219	(1,470)
Total comprehensive income (loss)	334,314	330,181	(4,133)
Less – Comprehensive income attributable to noncontrolling interests	67,249	84,768	17,519

Total comprehensive income (loss) attributable to NTT	¥267,065	¥245,413	¥(21,652)

(3) Consolidated Statements of Cash Flows

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2013	2014	Increase (Decrease)
Cash flows from operating activities:
Net income	¥638,623	¥598,080	¥(40,543)
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	1,394,935	1,365,268	(29,667)
Impairment loss	166	1,604	1,438
Deferred taxes	(6,527)	17,544	24,071
Goodwill and other intangible asset impairments	2,989	—	(2,989)
Losses on disposal of property, plant and equipment	63,781	63,765	(16)
Equity in (earnings) losses of affiliated companies	2,833	(3,635)	(6,468)
(Increase) decrease in notes and accounts receivable, trade	17,052	(179,956)	(197,008)
(Increase) decrease in inventories	(126,609)	(54,726)	71,883
(Increase) decrease in other current assets	(91,842)	(138,769)	(46,927)
Increase (decrease) in accounts payable, trade and accrued payroll	(250,095)	(210,285)	39,810
Increase (decrease) in accrued consumption tax	3,257	92,034	88,777
Increase (decrease) in advances received	3,861	(18,128)	(21,989)
Increase (decrease) in accrued taxes on income	(67,341)	(180,154)	(112,813)
Increase (decrease) in other current liabilities	18,127	28,246	10,119
Increase (decrease) in liability for employees’ retirement benefits	51,638	37,028	(14,610)
Increase (decrease) in other long-term liabilities	9,724	18,490	8,766
Other	(41,599)	(36,677)	4,922

Net cash provided by operating activities	¥1,622,973	¥1,399,729	¥(223,244)

	Millions of yen
	2013	2014	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,161,716)	¥(1,108,674)	¥53,042
Payments for intangibles	(310,707)	(260,862)	49,845
Proceeds from sales of property, plant and equipment	40,694	19,097	(21,597)
Payments for purchase of non-current investments	(40,885)	(18,824)	22,061
Proceeds from sales and redemptions of non-current investments	12,788	17,897	5,109
Acquisitions of subsidiaries, net of cash acquired	(55,459)	(21,949)	33,510
Payments for purchases of short-term investments	(50,004)	(55,937)	(5,933)
Proceeds from redemptions of short-term investments	72,643	38,802	(33,841)
Other	(40,103)	(62,580)	(22,477)

Net cash used in investing activities	(1,532,749)	(1,453,030)	79,719

Cash flows from financing activities:
Proceeds from issuance of long-term debt	404,980	457,143	52,163
Payments for settlement of long-term debt	(582,565)	(334,309)	248,256
Proceeds from issuance of short-term debt	4,865,207	4,646,133	(219,074)
Payments for settlement of short-term debt	(4,255,747)	(4,167,653)	88,094
Dividends paid	(186,174)	(199,769)	(13,595)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(250,130)	(256,797)	(6,667)
Acquisition of treasury stock by subsidiaries	(5,215)	(70,798)	(65,583)
Other	(79,277)	(101,947)	(22,670)

Net cash used in financing activities	(88,921)	(27,997)	60,924

Effect of exchange rate changes on cash and cash equivalents	10,918	2,631	(8,287)

Net increase (decrease) in cash and cash equivalents	12,221	(78,667)	(90,888)
Cash and cash equivalents at beginning of period	961,433	984,463	23,030

Cash and cash equivalents at end of period	¥973,654	¥905,796	¥(67,858)

Cash paid during the period for:
Interest	¥37,430	¥32,446	¥(4,984)
Income taxes, net	¥458,349	¥532,984	¥74,635

(4) Going Concern Assumption

None

(5) Change in Accounting Estimate

Effective July 1, 2014, NTT Group revised its estimate of the expected useful life of a part of the software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected useful life of up to 7 years. This modification complies with FASB Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, and will be applied prospectively as a change in accounting estimate. The financial impact from this change in accounting estimate on “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Net income attributable to NTT” and “Per share of common stock” of “Net income attributable to NTT” is ¥35,505 million, ¥15,040 million, and ¥13.63, respectively, for the nine months ended December 31, 2014, and ¥17,057 million, ¥7,145 million, and ¥6.55, respectively, for the three months ended December 31, 2014.

(6) Business Segments

NINE-MONTH PERIOD ENDED DECEMBER 31

1.	Operating revenues

	(Millions of yen)
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Increase (Decrease)
Regional communications business
External customers	2,304,623	2,232,967	(71,656)
Intersegment	321,751	346,208	24,457

Total	2,626,374	2,579,175	(47,199)

Long distance and international communications business
External customers	1,241,488	1,382,470	140,982
Intersegment	71,181	64,878	(6,303)

Total	1,312,669	1,447,348	134,679

Mobile communications business
External customers	3,332,676	3,294,675	(38,001)
Intersegment	30,888	32,105	1,217

Total	3,363,564	3,326,780	(36,784)

Data communications business
External customers	853,675	995,658	141,983
Intersegment	89,379	70,789	(18,590)

Total	943,054	1,066,447	123,393

Other business
External customers	292,722	276,757	(15,965)
Intersegment	643,709	617,325	(26,384)

Total	936,431	894,082	(42,349)

Elimination	(1,156,908)	(1,131,305)	25,603

Consolidated total	8,025,184	8,182,527	157,343

2.	Segment profit

	(Millions of yen)
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Increase (Decrease)
Segment profit
Regional communications business	100,453	131,482	31,029
Long distance and international communications business	100,419	87,954	(12,465)
Mobile communications business	685,723	584,858	(100,865)
Data communications business	34,856	56,715	21,859
Other business	51,633	40,302	(11,331)

Total segment profit	973,084	901,311	(71,773)

Elimination	12,036	9,636	(2,400)

Consolidated total	985,120	910,947	(74,173)

THREE-MONTH PERIOD ENDED DECEMBER 31

1.	Operating revenues

	(Millions of yen)
	Three months ended December 31, 2013	Three months ended December 31, 2014	Increase (Decrease)
Regional communications business
External customers	766,214	747,032	(19,182)
Intersegment	111,008	117,715	6,707

Total	877,222	864,747	(12,475)

Long distance and international communications business
External customers	426,007	474,170	48,163
Intersegment	22,763	23,193	430

Total	448,770	497,363	48,593

Mobile communications business
External customers	1,153,619	1,141,218	(12,401)
Intersegment	10,974	12,586	1,612

Total	1,164,593	1,153,804	(10,789)

Data communications business
External customers	298,610	350,248	51,638
Intersegment	30,557	20,625	(9,932)

Total	329,167	370,873	41,706

Other business
External customers	114,664	96,191	(18,473)
Intersegment	219,134	206,310	(12,824)

Total	333,798	302,501	(31,297)

Elimination	(394,436)	(380,429)	14,007

Consolidated total	2,759,114	2,808,859	49,745

2.	Segment profit

	(Millions of yen)
	Three months ended December 31, 2013	Three months ended December 31, 2014	Increase (Decrease)
Segment profit
Regional communications business	24,836	53,214	28,378
Long distance and international communications business	38,934	31,561	(7,373)
Mobile communications business	215,103	187,061	(28,042)
Data communications business	28,425	29,172	747
Other business	21,178	17,247	(3,931)

Total segment profit	328,476	318,255	(10,221)

Elimination	3,617	1,768	(1,849)

Consolidated total	332,093	320,023	(12,070)

(7) NTT Shareholders’ Equity

1. Dividends

Cash dividends paid

Resolution	The shareholders’ meeting on June 26, 2014
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥99,904 million
Cash dividends per share	¥90
Record date	March 31, 2014
Date of payment	June 27, 2014

Resolution	The Board of Directors’ meeting on November 7, 2014
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥99,866 million
Cash dividends per share	¥90
Record date	September 30, 2014
Date of payment	December 8, 2014

2. Treasury stock

On May 13, 2014, the board of directors of NTT resolved that NTT may acquire up to 44 million shares of its outstanding common stock for an amount in total not exceeding ¥250 billion from July 1, 2014 through March 31, 2015.

On November 7, 2014, the board of directors revised its resolution above and resolved that NTT may acquire up to 51 million shares of its outstanding common stock for an amount in total not exceeding ¥350 billion from November 10, 2014 through June 30, 2015. Based on this resolution, NTT repurchased 38,000,000 shares of its common stock at a price of ¥249,166 million and 1,168,100 shares of its common stock at a price of ¥7,429 million on November 14, 2014 and November 28, 2014, respectively, using ToSTNeT-3.

NTT also repurchased 4,619,100 shares of its common stock for a total purchase price of ¥29,614 million in January 2015.

(8) Subsequent Events

Tata Teleservices Limited

Tata Teleservices Limited (“TTSL”) is a telecommunications operator in India and a privately held company.

As of December 31, 2013 and 2014, NTT Group held via NTT DOCOMO approximately 26.5% of the outstanding common shares of TTSL and has accounted for the investment under the equity method.

Under the shareholders agreement (the “Agreement”) entered into among TTSL, Tata Sons Limited (“Tata Sons”), the parent company of TTSL, and NTT DOCOMO, when NTT DOCOMO entered into a business alliance with TTSL in March 2009, NTT DOCOMO shall have certain shareholder rights including the right to require Tata Sons to find a suitable buyer for NTT DOCOMO’s entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL for 50% of NTT DOCOMO’s acquisition price, which amounts to 72.5 billion Indian rupees (or ¥138.5 billion*) or at fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014. The right became exercisable on May 30, 2014, and NTT DOCOMO exercised the right on July 7, 2014.

The obligation of Tata Sons under the Agreement was not fulfilled, although NTT DOCOMO repeatedly held discussions with Tata Sons in regards to the sale of its entire stake in TTSL, pursuant to the Agreement. Accordingly, NTT DOCOMO submitted its request for arbitration to the London Court of International Arbitration on January 3, 2015.

The sale of NTT DOCOMO’s stake in TTSL has not been completed as Tata Sons has not fulfilled its obligation, and thus NTT DOCOMO has not accounted for the sales transaction for the year ending March 31, 2015. NTT DOCOMO continues to account for the investment in TTSL under the equity method as NTT DOCOMO continues to hold approximately 26.5% of the outstanding voting shares of TTSL and have representation on the board of directors of TTSL even after submitting the request for arbitration. The financial effect of this matter cannot be estimated at this time due to the aforementioned uncertainties surrounding this investment. NTT DOCOMO may recognize a gain or loss upon disposition of its TTSL shares or in the event that it becomes probable that the likelihood of the transaction as described above will not be carried out.

*1 rupee = ¥1.91 as of December 30, 2014

NTT DOCOMO’s repurchase of its common stock

On October 31, 2014, the board of directors of NTT DOCOMO resolved that NTT DOCOMO may repurchase up to 138,469,879 shares of its outstanding common stock for an amount in total not exceeding ¥192,306 million between November 1, 2014 and March 31, 2015.

Based on this resolution, in January 2015, NTT DOCOMO repurchased a total of 13,300,000 shares of its common stock for an aggregate of ¥25,312 million. Due to NTT DOCOMO’s additional repurchase transactions, NTT’s ownership interest in NTT DOCOMO further increased from 65.8% to 66.0%. NTT expects to recognize the difference between the consideration paid to the non-controlling interest holders and the decrease in the carrying value of such non-controlling interests resulting from this transaction as an adjustment to “Additional paid-in capital” in the consolidated balance sheet as of March 31, 2015.

NTT’s repurchase of its common stock

Please see note 7 for details.

4. (Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2014	December 31, 2014
ASSETS
Current assets:
Cash and bank deposits	10,308	12,054
Accounts receivable, trade	2,695	759
Supplies	220	216
Subsidiary deposits	2,340	2,384
Other	365,577	378,139

Total current assets	381,143	393,553

Fixed assets:
Property, plant and equipment	166,062	157,824
Intangible fixed assets	37,520	26,792
Investments and other assets
Investments in subsidiaries and affiliated companies	5,094,091	5,095,527
Long-term loans receivable to subsidiaries	1,579,922	1,442,022
Other	43,355	42,018

Total investments and other assets	6,717,369	6,579,568

Total fixed assets	6,920,952	6,764,185

TOTAL ASSETS	7,302,096	7,157,739

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

	Millions of yen
	March 31, 2014	December 31, 2014
LIABILITIES
Current liabilities:
Accounts payable, trade	249	26
Current portion of corporate bonds	139,998	149,993
Current portion of long-term borrowings	138,150	56,950
Current portion of long-term borrowings from subsidiaries	—	80,000
Short-term borrowings	150,000	—
Accrued taxes on income	13,077	951
Deposit received from subsidiaries	82,698	43,124
Other	62,999	85,614

Total current liabilities	587,173	416,660

Long-term liabilities:
Corporate bonds	1,006,277	856,329
Long-term borrowings	1,104,380	1,257,480
Long-term borrowings from subsidiaries	240,000	160,000
Liability for employees’ retirement benefits	32,773	31,028
Asset retirement obligations	1,390	1,378
Other	1,096	3,356

Total long-term liabilities	2,385,918	2,309,572

TOTAL LIABILITIES	2,973,091	2,726,233

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus	2,672,826	2,672,826
Earned surplus	873,705	1,237,556
Treasury stock	(156,932)	(416,110)

Total shareholders’ equity	4,327,549	4,432,222

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	1,455	(716)

Total unrealized gains (losses), translation adjustments, and others	1,455	(716)

TOTAL NET ASSETS	4,329,004	4,431,505

TOTAL LIABILITIES AND NET ASSETS	7,302,096	7,157,739

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(2) Non-Consolidated Statements of Income

NINE-MONTH PERIOD ENDED DECEMBER 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2013	2014
Operating revenues	389,265	372,149
Operating expenses	100,206	95,312

Operating income	289,058	276,837

Non-operating revenues:
Interest income	16,351	14,165
Lease and rental income	8,428	7,981
Miscellaneous income	961	676

Total non-operating revenues	25,740	22,823

Non-operating expenses:
Interest expenses	11,423	10,688
Corporate bond interest expenses	11,842	10,705
Miscellaneous expenses	7,744	4,648

Total non-operating expenses	31,010	26,041

Recurring profit	283,789	273,619

Special profits	—	299,280

Income before income taxes	283,789	572,899

Income taxes	883	11,644

Net income	282,905	561,255

(Reference) Major components of operating revenues
Dividends received	284,394	272,159
Revenues from group management	13,875	13,876
Revenues from basic R&D	85,874	79,874

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

February 6, 2015

NTT’s Shares and Shareholders (as of December 31, 2014)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	4	253	80	6,208	1,248	837	763,664	772,294	—
Total Shares (Units)	3,690,741	1,645,964	75,135	143,728	3,290,854	5,058	2,500,306	11,351,786	1,518,635
%	32.51	14.50	0.66	1.27	28.99	0.04	22.03	100.00	—

Notes:	(1)	“Domestic Individuals, etc.” includes 662,562 units of treasury stock, and “Shares Representing Less Than One Unit” includes 2 shares of treasury stock. 66,256,202 shares of treasury stock are recorded in the shareholders’ register; the actual number of treasury stock shares at the end of December 31, 2014 was 66,255,902.
	(2)	“Other Domestic Corporations” includes 147 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
	(3)	The number of shareholders who only own shares representing less than one unit is 186,334.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	405	162	828	906	21,372	49,829	698,792	772,294	—
%	0.05	0.02	0.11	0.12	2.77	6.45	90.48	100.00	—
Total Shares (Units)	9,300,223	111,993	174,908	58,845	328,396	302,602	1,074,819	11,351,786	1,518,635
%	81.93	0.99	1.54	0.52	2.89	2.67	9.47	100.00	—

Notes:	(1)	“At Least 1,000 Units” includes 662,562 units of treasury stock, and “Shares Representing Less Than One Unit” includes 2 shares of treasury stock.
	(2)	“At Least 100 Units” includes 147 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Shareholdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	369,063	32.47
Japan Trustee Services Bank, Ltd. (Trust Account)	34,911	3.07
The Master Trust Bank of Japan, Ltd. (Trust Account)	29,319	2.58
Moxley and Co LLC	17,655	1.55
State Street Bank and Trust Company	11,477	1.01
JP Morgan Chase Bank 385632	9,943	0.87
NTT Employee Share-Holding Association	9,241	0.81
Japan Trustee Services Bank, Ltd. (Trust Account 9)	8,774	0.77
The Bank of New York Mellon SA/NV 10	8,231	0.72
Japan Trustee Services Bank, Ltd. (Trust Account 5)	8,037	0.71

Total	506,656	44.57

Note:	The Company’s holdings of treasury stock (66,255,902 shares) are not included in the above table.

Financial Results for the Nine Months

Ended December 31, 2014

February 6, 2015

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products,

services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

_

1

_

*	“E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

*** “3Q” in this material represents the 9-month period beginning on April 1 and ending on December 31.

Copyright (c) 2015 Nippon Telegraph and Telephone Financial Results for the Nine Months Ended December 31, 2014 Corporation

FY2014/3Q Highlights

FY2014/3Q Highlights

Operating Revenues increased for the fifth consecutive year

Expansion of global cloud services

Overseas sales: + Ą288.1 billion increase year-on-year; steadily progressing toward its annual target of $15.0 billion

Cross-selling order volume: approximately $146 million

Enhanced competitiveness of network services

Expansion of NTT’s user base

13.54 million new rate plan subscribers

65.27 million mobile phone subscribers (net increase of 2.17 million)

18.62 million FLET’S Hikari subscribers (net increase of 0.57 million)

4.28 million Hikari TV and FLET’S TV subscribers (net increase of 0.29 million)

Cost reductions

Fixed-line and mobile access cost reductions: NTT achieved cost reductions of Ą154.0 billion during FY2014/3Q, out of its annual target of Ą190.0 billion

Shareholder Returns

Completed Ą256.6 billion of share buybacks (mainly from the Japanese government), out of up to Ą350.0 billion in repurchases by the end of FY2015/1Q

Consolidated Operating Income

(Billions of yen)

3Q FY

1,213.7 1,095.0

[forecast]

985.1

910.9

FY2013 FY2014

Global Revenues

(Billions of yen)

3Q FY

1,530.0

($15.0 billion) 1,196.0 [forecast]

($12.2 billion)

1,149.1

861.0 ($11.2 billion)

($8.9 billion)

FY2013 FY2014

Financial Results for the Nine Months Ended December 31, 2014 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

FY2FY2014/3Q Highlights

Operating Revenues increased for the fifth consecutive year due to the growth of overseas businesses.

Operating Income decreased but was in line with expectations.

(Billions of yen)

FY2014/3Q % progress

FY2014 compared to

FY2013/3Q Forecasts FY2014

% Year-on-Year

Change Forecasts

Increase

year-on-year (Decrease)

Operating

8,182.5 +157.3 +2.0% 8,025.2 11,010.0 74.3%

Revenues

Operating

7,271.6 +231.5 +3.3% 7,040.1 9,915.0 73.3%

Expenses

Operating

910.9 (74.2) (7.5)% 985.1 1,095.0 83.2%

Income

Net Income* 449.9 (34.4) (7.1)% 484.3 529.0 85.1%

*	Net income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the Nine Months Ended December 31, 2014 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2014/3Q Contributing Factors by Segment

NTT

- Regional communications business: Operating Income increased as a result of vastly improved operational efficiency as well as the reduction of marketing costs.
- Long distance and international communication business: Although intensifying domestic competition led to a decrease in Operating Income, overseas businesses experienced steady growth.
- Mobile communications business: Operating Revenues decreased due to the increased impact of "Monthly Support" discount programs and the effect of new rate plans, which also resulted in a decrease in Operating Income.
- Data communications business: Operating Income increased due to an improvement in gross margin in conjunction with an increase in sales, in addition to a reduction in unprofitable transactions.


Operating Revenues
[year-on-year：+157.3]
(Billions of yen)
8,025.2
FY2013/3Q
47.2
Regional communications business
134.7
Long distance and international communications business
Mobile communications business
36.8
Data communications business
123.4
Other business
42.3
25.6
Elimination of intersegment/Others
8,182.5
FY2014/3Q


Operating Expenses
[year-on-year：+231.5]
7,040.1
FY2013/3Q
78.2
Regional communications business
147.1
Long distance and international communications business
64.1
Mobile communications business
101.5
Data communications business
31.0
Other business
28.0
Elimination of intersegment/Others
7,271.6
FY2014/3Q

Operating Income [year-on-year：(74.2)]

FY2013/3Q	Regional communications business	Long distance and international communications business	Mobile communications business	Data communications business	Other business	Elimination of intersegment/ Others	FY2014/3Q
985.1	↑31.0	↓12.5	↓100.9	↑21.9	↓11.3	↓2.4	910.9

Financial Results for the Nine Months Ended December 31, 2014 —4—
Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

Number of subscribers

FLET’S ADSL

FLET’S Hikari

Hikari Denwa

(Thousands)

Changes from the preceding quarter

* 1

*2

*3

20,000 15,000 10,000 5,000 0

19,271 19,335 19,444 19,534 19,717 19,788 19,892 19,954

1,751 1,663 1,572 1,483 1,398 1,333 1,275 1,203

17,521 17,672 17,873 18,050 18,319 18,455 18,617 18,750

15,412 15,664 15,950 16,256 16,507 16,705 16,910 17,106

2013.6 2013.9 2013.12 2014.3 2014.6 2014.9 2014.12 2015.3E

FLET’S Hikari

Number of opened connections

FLET’S ADSL

Hikari Denwa

FY2013 FY2014 FY2013 FY2014E

4-6 7-9 10-12 1-3 4-6 7-9 10-12 4-12

220 152 200 178 269 136 162 567

870 707 743 811 879 683 684 2,246

(98)	(88) (91) (89) (85) (65) (58) (208)

242 252 287 305 251 199 204 654

* 1 Number of FLET’S Hikari subscribers includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West.

2 Number of opened connections excludes openings due to relocations.

(Thousands)

750 700 3,131 3,000 (365) (280) 1,087 850

** 3 Number of Hikari Denwa subscribers is presented in thousands of channels.

Financial Results for the Nine Months Ended December 31, 2014 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

70,000 60,000 50,000 40,000 30,000 20,000 10,000 0

61,623 61,772 62,182 63,105 63,566 64,295 65,274 67,000

14,198 16,398 19,021 21,965 24,043 26,215 28,298 29,700

47,425 45,374 43,160 41,140 39,523 38,080 36,976 37,300

2013.6 2013.9 2013.12 2014.3 2014.6 2014.9 2014.12 2015.3E

FY2013 FY2014 FY2013 FY2014E

4-6 7-9 10-12 1-3 4-6 7-9 10-12 4-12

87 149 410 924 461 729 979 2,169 1,569 3,900

Changes from the preceding quarter

* The number of communication module service subscribers is included in mobile broadband subscribers.

Number of subscribers (Thousands) Xi FOMA Xi+FOMA (Thousands)

Financial Results for the Nine Months Ended December 31, 2014 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Fixed Broadband Services (FLET’S Hikari)*

NTT East (Yen) Optional Service

Basic Monthly Charge

6,000 4,000 2,000 0

5,750 5,680 5,650 5,570 5,460 5,450 5,490 5,660 5,500

1,760 1,760 1,790 1,770 1,770 1,750 1,760 1,770 1,800

3,990 3,920 3,860 3,800 3,690 3,700 3,730 3,890 3,700

FY2013 FY2014 FY2013 FY2014E

4-6 7-9 10-12 1-3 4-6 7-9 10-12

NTT West (Yen)

6,000 4,000 2,000 0

5,840 5,850 5,850 5,800 5,750 5,700 5,670 5,830 5,720

1,770 1,790 1,820 1,810 1,810 1,800 1,800 1,800 1,830

4,070 4,060 4,030 3,990 3,940 3,900 3,870 4,030 3,890

FY2013 FY2014 FY2013 FY2014E

4-6 7-9 10-12 1-3 4-6 7-9 10-12

* FLET’S Hikari includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West. Please see page 22 regarding the calculation of ARPU.

Financial Results for the Nine Months Ended December 31, 2014 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Mobile Broadband Services (Xi, FOMA)*

Smart ARPU Packet ARPU Voice ARPU

5,000 4,000 3,000 2,000 1,000 0

4,680 4,680 4,610 4,460 4,450 4,370 4,340 4,610 4,350

470 500 510 520 530 560 620 500 570 (Yen)

2,720 2,720 2,700 2,680 2,670 2,620 2,560 2,700 2,600

1,490 1,460 1,400 1,260 1,250 1,190 1,160 1,410 1,180

FY2013 FY2014

4-6 7-9 10-12 1-3 4-6 7-9 10-12

FY2013 FY2014E

* NTT DOCOMO’s ARPU calculation methods have been changed from the second quarter of the fiscal year ending March 31, 2015. Accordingly, the ARPU data for the results for the three months ended Jun. 30, 2013 (from Apr. to Jun., 2013), the three months ended Sep. 30, 2013 (from Jul. to Sep., 2013), the three months ended Dec. 31, 2013 (from Oct. to Dec., 2013), the three months ended Mar. 31, 2014 (from Jan. to Mar., 2014), the year ended Mar. 31, 2014 and the three months ended Jun. 30, 2014 (from Apr. to Jun., 2014) presented above have also been changed.

Please see page 22 regarding the calculation of ARPU.

Financial Results for the Nine Months Ended December 31, 2014 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

5,000 4,000 3,000 2,000 1,000 0

3,552 3,692 3,841 3,984 4,086 4,183 4,275 4,546

1,032 1,067 1,113 1,161 1,209 1,256 1,304 1,346

2,520 2,625 2,727 2,823 2,877 2,927 2,971 3,200

2013.6 2013.9 2013.12 2014.3 2014.6 2014.9 2014.12 FY2014E

* “FLET’S TV” requires a subscription to “FLET’S TV Transmission Service,” provided by NTT East and NTT West, and a subscription to Opticast Inc.’s “Opticast Facility Use Services” broadcast service.

FLET’S TV* Hikari TV (Thousands)

Financial Results for the Nine Months Ended December 31, 2014 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Financial Information

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

(Billions of yen)

FY2014/3Q FY2014E

2.8

Operating 11.0 (0.2)% Revenues Progress

(0.8)% 73.9%

1,773.8 1,771.0

1,319.5 1,308.5 Voice Transmission Services (54.3) Voice Transmission Services (37.6) IP Services (1.3) IP Services (1.3) Others +52.8 Others +27.8

FY2013/3Q FY2014/3Q FY2013 FY2014E

Operating 36.9 26.0

Expenses (3.0)% (1.5)%

Progress

72.1%

1,707.0 Personnel expenses (4.9) 1,681.0 Personnel expenses (6.0) 1,249.5 1,212.5 Expenses for purchase of goods (24.2) Expenses for purchase of goods (30.7) and services and other expenses and services and other expenses Depreciation expenses and loss +3.1 Depreciation expenses and loss (0.1) on disposal of assets on disposal of assets

FY2013/3Q FY2014/3Q FY2013 FY2014E

Operating

Income Progress

25.9 106.6% 23.2

+37.0% +34.9%

70.0 95.9 66.7 90.0

Financial Results for the Nine Months Ended December 31, 2014 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

(Billions of yen)

FY2014/3Q FY2014E

7.6

Operating 8.6 (0.5)%

Progress

Revenues (0.7)%

73.5%

1,589.6 1,582.0

1,172.0 1,163.4 Voice Transmission Services (50.3) Voice Transmission Services (37.9) IP Services +13.3 IP Services +10.4 Others +29.3 Others +18.8

FY2013/3Q FY2014/3Q FY2013 FY2014E

Operating 26.2

20.6

Expenses (1.7)%

(1.8)% Progress

73.2%

1,573.2 Personnel expenses +0.5 1,547.0 Personnel expenses (1.9) Expenses for purchase of goods (27.8) 1,153.0 Expenses for purchase of goods (16.7) 1,132.4 and services and other expenses and services and other expenses Depreciation expenses and loss +1.1 Depreciation expenses and loss (1.9) on disposal of assets on disposal of assets

FY2013/3Q FY2014/3Q FY2013 FY2014E

Operating

Income Progress

11.9 88.5% 18.6

+63.2% +113.7%

18.9 30.9 16.3 35.0

Financial Results for the Nine Months Ended December 31, 2014 11 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

(Billions of yen)

FY2014/3Q FY2014E

34.0

Operating 24.7 (3.6)% Revenues (3.6)% Progress

72.6%

944.0 910.0

685.4 Cloud Computing Platforms +9.1 660.6 Cloud Computing Platforms +13.0 Data Networks (16.7) Data Networks (20.5) Voice Communications (19.0) Voice Communications (20.4) Solution Services +0.2 Solution Services (8.6) Others +1.6 Others +2.4

FY2013/3Q FY2014/3Q FY2013 FY2014E

Operating 23.5 Expenses 10.3 Progress (2.8)%

(1.7)% 73.0%

599.3 Personnel expenses (1.5) 589.0 830.5 Personnel expenses (2.3) 807.0 Expenses for purchase of goods (7.9) Expenses for purchase of goods (22.2) and services and other expenses and services and other expenses Depreciation expenses and loss (0.8) Depreciation expenses and loss +1.0 on disposal of assets on disposal of assets

FY2013/3Q FY2014/3Q FY2013 FY2014E

Operating

Income Progress

14.4 69.5% 10.4

(16.8)% (9.2)%

86.0 71.5 113.4 103.0

Financial Results for the Nine Months Ended December 31, 2014 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

(Billions of yen)

FY2014/3Q FY2014E

61.2

Operating 36.8 (1.4)% Revenues Progress

(1.1)% 75.6%

4,461.2 4,400.0 3,363.6 3,326.8

FY2013/3Q FY2014/3Q FY2013 FY2014E

Operating 128.0 Expenses +3.5%

64.7 Progress

72.7%

+2.4%

3,642.0 3,770.0 2,674.9 2,739.6

FY2013/3Q FY2014/3Q FY2013 FY2014E

Operating

Income Progress

101.5 93.2% 189.2

(14.7)% (23.1)%

688.7 587.1 819.2 630.0

Financial Results for the Nine Months Ended December 31, 2014 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

(Billions of yen)

FY2014/3Q FY2014E

116.2

Operating 124.5 Progress +8.6% Revenues 73.1%

+13.2%

1,343.7 1,460.0 942.5 1,067.0

FY2013/3Q FY2014/3Q FY2013 FY2014E

93.8

Operating

Expenses 101.6 Progress +7.3% +11.1% 74.1%

1,018.4 1,281.1 1,375.0 916.8

FY2013/3Q FY2014/3Q FY2013 FY2014E

Operating

Income Progress

22.8 57.2% 22.4

+89.0% +35.8%

25.7 48.5 62.5 85.0

Financial Results for the Nine Months Ended December 31, 2014 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Details of Difference Between Consolidated Operating Income and Total Operating Income of

5 Major Subsidiaries

FY2013/3Q

(Billions of yen)

19.8 75.8

Pension (actuarial difference, etc.): 22.1

889.4 NTT (Holding Company): 4.6 Depreciation of engineering facilities: (18.7) 985.1 NTT URBAN DEVELOPMENT (Consolidated): 25.9 Adjustments between operating and non-NTT COMWARE: 0.9 operating items, including eliminations, etc.

NTT FINANCE (Consolidated): 14.0 Outsourcing companies (East): 5.3 Outsourcing companies (West): (5.4) Other companies: 30.5

Total operating income Total operating income of subsidiaries other than Elimination and Consolidated operating the 5 major subsidiaries (excluding the effect of income of 5 major subsidiaries U.S. GAAP dividends received by NTT (Holding Company))

(JPN GAAP) adjustments (U.S. GAAP)

FY2014/3Q

12.2 88.9

Pension (actuarial difference, etc.): 14.2

Depreciation of engineering facilities: (15.6) 910.9 834.2 NTT (Holding Company): 4.6 NTT URBAN DEVELOPMENT (Consolidated): 17.3 Adjustments between operating and non-operating items, including eliminations, etc.

NTT COMWARE: 1.2

NTT FINANCE (Consolidated): 15.7 Outsourcing companies (East): 6.4 Outsourcing companies (West): 4.1 Other companies: 39.3

Total operating income Total operating income of subsidiaries other than Elimination and Consolidated operating the 5 major subsidiaries (excluding the effect of income of 5 major subsidiaries U.S. GAAP dividends received by NTT (Holding Company))

(JPN GAAP) adjustments (U.S. GAAP)

Financial Results for the Nine Months Ended December 31, 2014 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

Cash flows from Cash flows from FCF Cash flows from operating activities investing activities (A) + (B) financing activities (A) (B)

Billions of yen

(143.5)

+79.7

(223.2)

+60.9

2,000

1000

0

(1,000)

(2,000)

(1,532.7)

(1,453.0)

1,632.0

1,399.7

90.2

(53.3)

(88.9)

(28.0)

FY2013/3Q

FY2014/3Q

Increase/Decrease from the same period of the previous fiscal year

Financial Results for the Nine Months Ended December 31, 2014 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

Capital Investment

(Billions of yen)

1,907.5

[1,970.0]*

1,795.7

[1,892.8]* 1,750.0 [1,890.0]*

1,301.3

[1,342.2]*

1,235.8

[1,309.0]* 1,113.3 [1,197.3]*

FY2012/3Q FY2013/3Q FY2014/3Q

FY2012 FY2013 FY2014E

118.4

82.9

64.7

245.4

249.5

540.4

66.8

109.2

95.0

246.1

246.4

472.3

98.9

95.8

74.1

213.9

191.3

439.3

Other

NIT DATA (consolidated)

NIT communications

NIT West

NIT East

NIT DOCOMO (Consolidated)

* Figures in [ ] include investments related to real estate and solar power generation operations.

Financial Results for the Nine Months Ended December 31, 2014 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Shareholder Returns

406.5 (Billions of yen)

Share buybacks Up to

381.7 350.0

290.7

200.0

As of 150.0 Jan. 2015

94.4

FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 2014.11-2015.6

180 (yen)

Dividends per share

170 160

Payout ratio

140 110 120 120

90 38.2%

37.2% 37.6%

32.3% 33.4%

31.2%

19.5% 27.5%

FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014E

Financial Results for the Nine Months Ended December 31, 2014 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Appendices

FY2014/3Q Details of Financial Results (Per Item)

Operating Fixed IP/packet : (11.5) (Billions of yen) Revenues [year-on-year +157.3] Mobile IP/packet : (28.2)

SI revenues and sales

Other : +0.2 of telecommunications equipment

Other revenues Voice related 362.3 services revenues 39.5 61.0 226.5 Systems Integration IP/packet Fixed voice communications Telecommunications services revenues

8,025.2 Mobile voice equipment 8,182.5

Fixed voice : (97.5)

Systems Integration : +307.9 Mobile voice : (129.0) Telecommunications equipment (Fixed-line) : (1.6) Telecommunications equipment (Mobile) : +55.9

FY2013/3Q FY2014/3Q

Operating [year-on-year +231.5]

Expenses

89.8 2.0

Other expenses 177.0 Personnel expenses

33.4

Expenses for purchase Depreciation

7,040.1 of goods and services 7,271.6 expenses and loss on and other expenses disposal of assets

FY2013/3Q FY2014/3Q

Financial Results for the Nine Months Ended December 31, 2014 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

March 31, 2014 December 31, 2014

(Billions of yen)

20,284.9 20,642.3

Liabilities Liabilities Assets 9,615.7

Assets 9,334.2 [+281.5]

20,284.9 20,642.3

[+357.3] Interest-Bearing Interest-Bearing Debt Debt 4,862.4

4,200.0 [+662.4]

Liability for Employees’ Liability for Employees’ Depreciable Assets Retirement Benefits

Depreciable Assets Retirement Benefits (property, plant and 1,365.9

(property, plant and 1,327.9 [+38.0]

equipment)

equipment)

Other 8,055.6 Other

8,241.9 25.9

[(186.3)] 26.6[+0.7]

Equity Equity

11,000.0 10,924.8

[+75.2]

Deferred Tax Assets

Deferred Tax

(non-current) Treasury Stock

Assets Treasury Stock

639.8 (416.1) (non-current) (156.9)

[(21.7)] [(259.2)]

661.5

Financial Results for the Nine Months Ended December 31, 2014 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries' Financial Results for FY2014/3Q

(Billions of yen)

	NTT Consolidated [1] (U.S. GAAP)	NTT (Holding Company) Non-Consolidated (JPN GAAP)	NTT East Non-Consolidated (JPN GAAP)	NTT West Non-Consolidated (JPN GAAP)	NTT Com Non-Consolidated (JPN GAAP)	NTT DOCOMO Consolidated (U.S. GAAP)	NTT DATA Consolidated (JPN GAAP)
Operating Revenues	**8,182.5**	**372.1**	**1,308.5**	**1,163.4**	**660.6**	**3,326.8**	**1,067.0**
Change year-on-year	157.3	(17.1)	(11.0)	(8.6)	(24.7)	(36.8)	124.5
(% change)	2.0%	(4.4)%	(0.8)%	(0.7)%	(3.6)%	(1.1)%	13.2%
Forecasts for FY2014	11,010.0	412.0	1,771.0	1,582.0	910.0	4,400.0	1,460.0
(% progress)	74.3%	90.3%	73.9%	73.5%	72.6%	75.6%	73.1%
Operating Expenses	**7,271.6**	**95.3**	**1,212.5**	**1,132.4**	**589.0**	**2,739.6**	**1,018.4**
Change year-on-year	231.5	(4.8)	(36.9)	(20.6)	(10.3)	64.7	101.6
(% change)	3.3%	(4.9)%	(3.0)%	(1.8)%	(1.7)%	2.4%	11.1%
Forecasts for FY2014	9,915.0	140.0	1,681.0	1,547.0	807.0	3,770.0	1,375.0
(% progress)	73.3%	68.1%	72.1%	73.2%	73.0%	72.7%	74.1%
Operating Income	**910.9**	**276.8**	**95.9**	**30.9**	**71.5**	**587.1**	**48.5**
Change year-on-year	(74.2)	(12.2)	25.9	11.9	(14.4)	(101.5)	22.8
(% change)	(7.5)%	(4.2)%	37.0%	63.2%	(16.8)%	(14.7)%	89.0%
Forecasts for FY2014	1,095.0	272.0	90.0	35.0	103.0	630.0	85.0
(% progress)	83.2%	101.8%	106.6%	88.5%	69.5%	93.2%	57.2%
Income Before Income Taxes [2]	**910.2**	**273.6**	**110.3**	**26.8**	**88.0**	**595.0**	**45.3**
Change year-on-year	(113.9)	(10.1)	20.4	(0.7)	(14.3)	(108.6)	16.9
(% change)	(11.1)%	(3.6)%	22.7%	(2.8)%	(14.0)%	(15.4)%	59.5%
Forecasts for FY2014	1,075.0	268.0	103.0	28.0	113.0	639.0	75.0
(% progress)	84.7%	102.1%	107.1%	96.0%	77.9%	93.1%	60.5%
Net Income	**449.9** [3]	**561.2**	**70.7**	**16.6**	**57.6**	**381.9** [4]	**21.7**
Change year-on-year	(34.4)	278.3	12.8	(1.8)	(11.4)	(48.3)	11.6
(% change)	(7.1)%	98.4%	22.2%	(9.8)%	(16.5)%	(11.2)%	114.6%
Forecasts for FY2014	529.0	558.0	62.0	19.0	72.0	420.0	37.0
(% progress)	85.1%	100.6%	114.1%	87.6%	80.1%	90.9%	58.8%

(1) NTT has 920 consolidated subsidiaries and accounts for 122 companies under the equity method.
(2) "Income Before Income Taxes" for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represents their recurring profits.
(3) "Net Income" for NTT Consolidated represents "Net income attributable to NTT, excluding noncontrolling interests."
(4) "Net Income" for NTT DOCOMO represents "Net income attributable to NTT DOCOMO, excluding noncontrolling interests."

Financial Results for the Nine Months Ended December 31, 2014
―21―
Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, FLET’S Hikari, by the number of Active Subscribers to the relevant services.

In the case of NTT Group’s mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from Xi mobile phone services and FOMA mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active Subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

For a complete discussion on the calculation of ARPU, please see the “Supplementary Data for the Nine Months Ended December 31, 2014.”

Notes:

(1) FLET’S Hikari ARPU of NTT East and NTT West is calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

- “FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

(2) For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on the number of “FLET’S Hikari” subscribers, including subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

(3) The following is the formula we use to compute ARPU for mobile business conducted by NTT DOCOMO.

Mobile Aggregate ARPU (“Xi”+“FOMA”) = Voice ARPU (“Xi”+“FOMA”) + Packet ARPU (“Xi”+“FOMA”) + Smart ARPU (“Xi”+“FOMA”).

- NTT DOCOMO’s Voice ARPU (“Xi”+“FOMA”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “Xi”+“FOMA” services, our Packet ARPU (“Xi”+“FOMA”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our “Xi”+“FOMA” services, and our Smart ARPU (“Xi”+“FOMA”) is based on operating revenues from a part of Other Operating Revenues attributable to “Xi”+“FOMA” wireless communications services (revenues from content, collection of charges, mobile phone insurance service, advertising and others).

(4) Subscriptions for and revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the Mobile Aggregate ARPU calculation.

(5) NTT DOCOMO‘s ARPU calculation methods have been changed from the second quarter of the fiscal year ending March 31, 2015. Accordingly, the ARPU data for the results for the three months ended Jun. 30, 2013 (from Apr. to Jun., 2013), the three months ended Sep. 30, 2013 (from Jul. to Sep., 2013), the three months ended Dec. 31, 2013 (from Oct. to Dec., 2013), the three months ended Mar. 31, 2014 (from Jan. to Mar., 2014), the year ended Mar. 31, 2014 and the three months ended Jun. 30, 2014 (from Apr. to Jun., 2014) have also been changed.

(6) Numbers of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

- 1Q Results: Sum of number of active subscribers* for each month from April to June

- 2Q Results: Sum of number of active subscribers* for each month from July to September

- 3Q Results: Sum of number of active subscribers* for each month from October to December

- 4Q Results: Sum of number of active subscribers* for each month from January to March

- Nine Month Results: Sum of number of active subscribers* for each month from April to December

- FY Results: Sum of number of active subscribers* for each month from April to March

- FY (Forecast): Sum of the sum of actual number of active subscribers at the end of each month from April to September and the average expected active number of subscribers during the second half of the fiscal year ((number of subscribers at September 30, 2014 + number of expected subscribers at March 31, 2015)/2)x6.

(7)	Numbers of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

- 1Q Results: Sum of number of active subscribers* for each month from April to June

- 2Q Results: Sum of number of active subscribers* for each month from July to September

- 3Q Results: Sum of number of active subscribers* for each month from October to December

- 4Q Results: Sum of number of active subscribers* for each month from January to March

- Nine Month Results: Sum of number of active subscribers* for each month from April to December

- FY Results: Sum of number of active subscribers* for each month from April to March

- FY (Forecast): Sum of expected number of active subscribers* for each month from April to March

(8) Forecasts for the year ending March 31, 2015 have not been changed from those announced in the financial results for the six months ended September 30, 2014.

*Active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

Financial Results for the Nine Months Ended December 31, 2014 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

(Billions of yen)

February 6, 2015

FOR IMMEDIATE RELEASE

Financial Statements for the Nine Months Ended December 31, 2014

The financial results of Nippon Telegraph and Telephone East Corporation (NTT East) for the nine months ended December 31, 2014 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Mr. Yasuhiro Kawamori or Mr. Chikashi Sakurai

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2014	December 31, 2014	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	474,554	439,305	(35,249)
Antenna facilities	4,325	4,104	(221)
Terminal equipment	45,756	39,394	(6,362)
Local line facilities	862,315	845,671	(16,643)
Long-distance line facilities	4,107	3,772	(335)
Engineering facilities	612,405	601,418	(10,986)
Submarine line facilities	1,421	1,186	(234)
Buildings	438,137	420,973	(17,163)
Construction in progress	19,885	19,660	(225)
Other	259,440	250,303	(9,136)
Total property, plant and equipment	2,722,349	2,625,791	(96,558)
Intangible fixed assets	88,386	82,491	(5,894)
Total fixed assets - telecommunications businesses	2,810,736	2,708,282	(102,453)
Investments and other assets
Other investments and assets	213,889	212,094	(1,795)
Allowance for doubtful accounts	(1,030)	(956)	74
Total investments and other assets	212,859	211,137	(1,721)
Total fixed assets	3,023,595	2,919,419	(104,175)
Current assets:
Cash and bank deposits	25,765	19,786	(5,978)
Notes receivable	171	15	(155)
Accounts receivable, trade	238,999	245,143	6,144
Supplies	33,852	36,157	2,304
Other current assets	233,804	245,785	11,981
Allowance for doubtful accounts	(622)	(582)	40
Total current assets	531,969	546,305	14,335

TOTAL ASSETS	3,555,565	3,465,725	(89,839)

	(Millions of yen)
	March 31, 2014	December 31, 2014		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	548,775	545,355		(3,420)
Liability for employees’ retirement benefits	231,328	236,930		5,601
Reserve for point services	7,074	11,420		4,345
Reserve for unused telephone cards	11,082	10,086		(995)
Allowance for environmental measures	4,511	10,740		6,228
Asset retirement obligations	1,110	1,130		20
Other long-term liabilities	9,601	9,333		(268)
Total long-term liabilities	813,483	824,995		11,512
Current liabilities:
Current portion of long-term borrowings from parent company	127,420	7,130		(120,290)
Accounts payable, trade	77,246	40,496		(36,749)
Accrued taxes on income	5,746	7,654	*	1,908
Allowance for environmental measures	—	1,701		1,701
Asset retirement obligations	149	—		(149)
Other current liabilities	362,264	373,050		10,786
Total current liabilities	572,826	430,033		(142,793)

TOTAL LIABILITIES	1,386,310	1,255,029		(131,281)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000		—
Capital surplus	1,499,726	1,499,726		—
Earned surplus	333,740	373,082		39,341
Total shareholders’ equity	2,168,467	2,207,809		39,341
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	787	2,887		2,099
Total unrealized gains (losses), translation adjustments, and others	787	2,887		2,099

TOTAL NET ASSETS	2,169,255	2,210,696		41,441

TOTAL LIABILITIES AND NET ASSETS	3,555,565	3,465,725		(89,839)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2013		Nine months ended December 31, 2014		Increase (Decrease)	Year ended March 31, 2014
Telecommunications businesses:
Operating revenues	1,224,588		1,217,949	*[1]	(6,639)	1,630,523
Operating expenses	1,164,766		1,133,901	*[1]	(30,864)	1,577,823
Operating income from telecommunications businesses	59,822		84,047		24,225	52,699

Supplementary businesses:
Operating revenues	94,987		90,551		(4,436)	143,286
Operating expenses	84,799		78,669		(6,130)	129,271
Operating income from supplementary businesses	10,187		11,881		1,693	14,014
Operating income	70,009		95,928		25,919	66,714

Non-operating revenues:
Interest income	52		44		(8)	77
Dividends received	3,674		6,396		2,722	3,690
Lease and rental income	33,331		—		(33,331)	44,296
Gains on sales of fixed assets	2,486		8,390		5,904	5,973
Miscellaneous income	2,130		6,805		4,675	3,991
Total non-operating revenues	41,674		21,636		(20,037)	58,027

Non-operating expenses:
Interest expenses	5,508		4,516		(992)	7,203
Lease and rental expenses	15,532		—		(15,532)	23,253
Miscellaneous expenses	724		2,705		1,981	2,536
Total non-operating expenses	21,765		7,221		(14,543)	32,993
Recurring profit	89,918		110,343		20,425	91,749
Special losses	3,382		7,930		4,547	8,292
Income before income taxes	86,535		102,413		15,878	83,457
Income taxes	28,659	*[2]	31,664	*[2]	3,005	29,501
Net income	57,876		70,748		12,872	53,956

Notes:	*1 “Lease and rental income” and “lease and rental expenses,” which were previously included under non-operating revenues and non-operating expenses, respectively, in the fiscal year ended March 31, 2014, have been reclassified as telecommunications businesses operating revenues and operating expenses for the nine months ended December 31, 2014.
Telecommunications operating revenues attributable to lease and rental income and operating expenses attributable to lease and rental expenses were 32,507 million yen and 13,770 million yen, respectively, for the nine months ended December 31, 2014.
*2 NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2014
Voice transmission services revenues (excluding IP services revenues)	393,909	356,307	(37,602)	(9.5)	518,346
Monthly charge revenues*	286,725	262,335	(24,390)	(8.5)	378,089
Call rates revenues*	32,244	27,410	(4,834)	(15.0)	42,044
Interconnection call revenues*	48,354	42,141	(6,213)	(12.8)	63,210
IP services revenues	630,705	629,333	(1,372)	(0.2)	841,334
Leased circuit services revenues (excluding IP services revenues)	88,803	84,746	(4,057)	(4.6)	117,286
Telegram services revenues	11,080	10,433	(647)	(5.8)	14,951
Other telecommunications services revenues	100,087	137,128	37,040	37.0	138,604

Telecommunications total revenues	1,224,588	1,217,949	(6,639)	(0.5)	1,630,523

Supplementary business total revenues	94,987	90,551	(4,436)	(4.7)	143,286

Total operating revenues	1,319,575	1,308,500	(11,075)	(0.8)	1,773,809

*	Partial listing only

February 6, 2015

FOR IMMEDIATE RELEASE

Financial Statements for the Nine Months Ended December 31, 2014

The financial results of Nippon Telegraph and Telephone West Corporation (NTT West) for the nine months ended December 31, 2014 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Takashi Sasaki or Ryosuke Yamashita

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2014	December 31, 2014	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	446,003	415,061	(30,942)
Antenna facilities	6,212	6,158	(54)
Terminal equipment	18,194	17,833	(361)
Local line facilities	956,384	967,615	11,231
Long-distance line facilities	2,432	2,231	(201)
Engineering facilities	551,357	541,589	(9,768)
Submarine line facilities	3,067	3,427	359
Buildings	363,292	347,913	(15,378)
Construction in progress	17,498	18,419	920
Other	224,347	218,982	(5,365)
Total property, plant and equipment	2,588,791	2,539,231	(49,560)
Intangible fixed assets	74,244	69,690	(4,554)
Total fixed assets - telecommunications businesses	2,663,036	2,608,921	(54,114)
Investments and other assets
Other investments and assets	161,563	154,987	(6,576)
Allowance for doubtful accounts	(551)	(575)	(24)
Total investments and other assets	161,012	154,411	(6,600)
Total fixed assets	2,824,048	2,763,333	(60,715)

Current assets:
Cash and bank deposits	33,273	23,902	(9,371)
Notes receivable	443	126	(317)
Accounts receivable, trade	201,606	193,464	(8,141)
Supplies	35,234	32,766	(2,467)
Other current assets	170,958	146,697	(24,261)
Allowance for doubtful accounts	(518)	(469)	48
Total current assets	440,998	396,487	(44,510)

TOTAL ASSETS	3,265,047	3,159,820	(105,226)

	(Millions of yen)
	March 31, 2014	December 31, 2014		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	884,427	801,627		(82,800)
Liability for employees’ retirement benefits	228,337	234,201		5,863
Reserve for point services	7,178	7,123		(54)
Reserve for unused telephone cards	10,480	9,538		(941)
Allowance for environmental measures	5,721	13,694		7,972
Asset retirement obligations	342	344		2
Other long-term liabilities	7,425	6,415		(1,009)
Total long-term liabilities	1,143,913	1,072,945		(70,967)
Current liabilities:
Current portion of long-term borrowings from parent company	157,370	176,460		19,090
Accounts payable, trade	61,883	43,651		(18,232)
Short-term borrowings	72,000	62,000		(10,000)
Accrued taxes on income	1,133	380	*	(753)
Allowance for environmental measures	2,370	642		(1,727)
Asset retirement obligations	4	—		(4)
Other current liabilities	324,630	302,426		(22,204)
Total current liabilities	619,391	585,559		(33,832)

TOTAL LIABILITIES	1,763,305	1,658,505		(104,799)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000		—
Capital surplus	1,170,054	1,170,054		—
Earned surplus	19,272	18,649		(623)
Total shareholders’ equity	1,501,326	1,500,703		(623)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	415	611		196
Total unrealized gains (losses), translation adjustments, and others	415	611		196

TOTAL NET ASSETS	1,501,742	1,501,315		(426)

TOTAL LIABILITIES AND NET ASSETS	3,265,047	3,159,820		(105,226)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2013		Nine months ended December 31, 2014		Increase (Decrease)	Year ended March 31, 2014
Telecommunications businesses:
Operating revenues	1,070,392		1,062,975	*[1]	(7,416)	1,425,666
Operating expenses	1,061,231		1,042,326	*[1]	(18,904)	1,423,424
Operating income from telecommunications businesses	9,160		20,648		11,487	2,241

Supplementary businesses:
Operating revenues	101,681		100,443		(1,238)	163,934
Operating expenses	91,862		90,124		(1,738)	149,795
Operating income from supplementary businesses	9,818		10,318		500	14,138
Operating income	18,978		30,967		11,988	16,379

Non-operating revenues:
Interest income	16		3		(12)	17
Dividends received	1,900		1,353		(547)	1,902
Lease and rental income	27,055		—		(27,055)	35,907
Gains on sales of fixed assets	1,378		2,355		977	1,456
Miscellaneous income	1,493		1,475		(18)	2,397

Total non-operating revenues	31,844		5,188		(26,655)	41,680
Non-operating expenses:
Interest expenses	10,147		8,805		(1,342)	13,212
Lease and rental expenses	11,647		—		(11,647)	16,755
Miscellaneous expenses	1,381		464		(917)	2,030
Total non-operating expenses	23,176		9,269		(13,906)	31,998
Recurring profit	27,646		26,886		(760)	26,061
Special losses	6,087		7,972		1,885	6,087
Income before income taxes	21,559		18,913		(2,646)	19,973
Income taxes	3,109	*[2]	2,275	*[2]	(833)	1,266
Net income	18,450		16,637		(1,812)	18,707

Notes:

*1 “Lease and rental income” and “lease and rental expenses,” which were previously included under non-operating revenues and non-operating expenses, respectively, in the fiscal year ended March 31, 2014, have been reclassified as telecommunications businesses operating revenues and operating expenses for the nine months ended December 31, 2014. Telecommunications operating revenues attributable to lease and rental income and operating expenses attributable to lease and rental expenses were 26,417 million yen and 11,861 million yen, respectively, for the nine months ended December 31, 2014.

*2 NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2014
Voice transmission services revenues (excluding IP services revenues)	397,504	359,546	(37,958)	(9.5)	523,300
Monthly charge revenues*	287,690	263,574	(24,116)	(8.4)	379,607
Call rates revenues*	29,876	25,586	(4,289)	(14.4)	38,890
Interconnection call revenues*	53,972	46,999	(6,973)	(12.9)	70,441
IP services revenues	502,053	512,546	10,492	2.1	671,614
Leased circuit services revenues (excluding IP services revenues)	78,617	77,779	(838)	(1.1)	104,361
Telegram services revenues	12,751	11,477	(1,274)	(10.0)	17,121
Other telecommunications services revenues	79,465	101,626	22,161	27.9	109,269

Telecommunications total revenues	1,070,392	1,062,975	(7,416)	(0.7)	1,425,666

Supplementary business total revenues	101,681	100,443	(1,238)	(1.2)	163,934

Total operating revenues	1,172,073	1,163,418	(8,654)	(0.7)	1,589,600

*	Partial listing only

February 6, 2015

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Nine Months Ended December 31, 2014

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) announced today its financial results for the nine months ended December 31, 2014. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Business Results (Non-Consolidated Operating Revenues)

IV.	Financial Results of NTT Communications Group

#     #     #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including the leading global tier-1 IP network, the Arcstar Universal One™ VPN network reaching 196 countries/regions, and 130 secure data centers worldwide. NTT Communications’ solutions leverage the global resources of NTT Group companies including Dimension Data, NTT DOCOMO and NTT DATA.

www.ntt.com | Twitter@NTT Communications | Facebook@NTT Communications | LinkedIn@NTT

For more information

(Mr.) Masaya Okazaki or (Mr.) Masato Uchiyama

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2014	December 31, 2014	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	139,476	139,514	37
Antenna facilities	1,682	1,608	(73)
Terminal equipment	736	845	109
Local line facilities	748	695	(52)
Long-distance line facilities	6,778	6,111	(666)
Engineering facilities	53,122	51,958	(1,163)
Submarine line facilities	16,018	14,054	(1,964)
Buildings	177,326	179,481	2,155
Construction in progress	24,265	21,649	(2,616)
Other	84,762	80,848	(3,913)
Total property, plant and equipment	504,916	496,768	(8,147)
Intangible fixed assets	87,002	88,835	1,832
Total fixed assets - telecommunications businesses	591,918	585,603	(6,314)
Investments and other assets
Investment securities	162,857	192,992	30,134
Investments in subsidiaries and affiliated companies	277,600	294,461	16,861
Other investments and assets	40,997	42,658	1,661
Allowance for doubtful accounts	(218)	(199)	19
Total investments and other assets	481,237	529,913	48,676
Total fixed assets	1,073,156	1,115,517	42,361

Current assets:
Cash and bank deposits	17,218	19,400	2,181
Notes receivable	266	22	(244)
Accounts receivable, trade	163,644	167,073	3,429
Supplies	10,201	10,926	725
Other current assets	102,455	79,306	(23,149)
Allowance for doubtful accounts	(1,582)	(1,420)	161
Total current assets	292,204	275,308	(16,896)

TOTAL ASSETS	1,365,361	1,390,826	25,464

	(Millions of yen)
	March 31, 2014	December 31, 2014		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	146,720	95,040		(51,680)
Liability for employees’ retirement benefits	86,833	86,773		(59)
Reserve for point services	3,063	2,513		(550)
Reserve for unused telephone cards	4,637	4,220		(416)
Asset retirement obligations	1,467	1,514		46
Other long-term liabilities	17,175	26,423		9,247
Total long-term liabilities	259,897	216,484		(43,412)
Current liabilities:
Current portion of long-term borrowings from parent company	3,360	53,360		50,000
Accounts payable, trade	37,246	20,434		(16,812)
Short-term borrowings	8,736	23,423		14,686
Accrued taxes on income	6,190	2,813	*	(3,376)
Allowance for losses on construction	1,188	823		(365)
Asset retirement obligations	—	27		27
Other current liabilities	184,394	167,335		(17,058)
Total current liabilities	241,116	268,217		27,101

TOTAL LIABILITIES	501,014	484,702		(16,311)

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763		—
Capital surplus	131,615	131,615		—
Earned surplus	446,563	468,568		22,005
Total shareholders’ equity	789,942	811,947		22,005
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	74,404	94,175		19,771
Total unrealized gains (losses), translation adjustments, and others	74,404	94,175		19,771

TOTAL NET ASSETS	864,347	906,123		41,776

TOTAL LIABILITIES AND NET ASSETS	1,365,361	1,390,826		25,464

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2013		Nine months ended December 31, 2014		Increase (Decrease)	Year ended March 31, 2014
Telecommunications businesses:
Operating revenues	560,547		527,103		(33,443)	742,669
Operating expenses	477,337		463,180		(14,156)	636,374
Operating income from telecommunications businesses	83,209		63,922		(19,287)	106,295

Supplementary businesses:
Operating revenues	124,883		133,534		8,650	201,359
Operating expenses	122,045		125,858		3,813	194,188
Operating income from supplementary businesses	2,838		7,675		4,837	7,171
Operating income	86,048		71,598		(14,450)	113,466

Non-operating revenues:
Interest income	221		166		(55)	280
Dividends received	10,091		12,933		2,841	10,244
Lease and rental income	9,688		9,006		(681)	12,987
Miscellaneous income	3,342		373		(2,968)	3,987
Total non-operating revenues	23,343		22,479		(864)	27,499

Non-operating expenses:
Interest expenses	1,158		1,206		47	1,569
Lease and rental expenses	4,237		4,452		214	5,731
Miscellaneous expenses	1,641		416		(1,225)	1,081
Total non-operating expenses	7,038		6,074		(963)	8,382
Recurring profit	102,353		88,002		(14,351)	132,583
Special profits	16,169		—		(16,169)	16,169
Special losses	4,927		—		(4,927)	6,019
Income before income taxes	113,595		88,002		(25,593)	142,733
Income taxes	44,507	*	30,324	*	(14,183)	53,774
Net income	69,087		57,677		(11,410)	88,959

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2014
Cloud Computing Platforms	36,663	45,799	9,135	24.9	52,922
Data Networks	295,277	278,477	(16,799)	(5.7)	391,505
Voice Communications	224,543	205,502	(19,041)	(8.5)	296,438
Applications & Content	27,100	28,662	1,562	5.8	36,906
Solution Services	90,228	90,514	285	0.3	150,651
Others	11,616	11,681	64	0.6	15,604

Total operating revenues	685,430	660,637	(24,793)	(3.6)	944,028

*  Details of business results are represented by business line from the fiscal year ended March 31, 2014. Business results per item are shown below.

(Reference) Business Results (Per item)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2014
Voice transmission services revenues (excluding IP services revenues)	206,625	187,091	(19,533)	(9.5)	272,179
IP services revenues	276,276	267,238	(9,038)	(3.3)	367,015
Open computer network services revenues*	115,371	114,436	(934)	(0.8)	153,580
VPN services revenues*	119,790	114,049	(5,741)	(4.8)	159,024
Data communications revenues (excluding IP services revenues)	46,569	40,051	(6,517)	(14.0)	61,232
Leased circuit services revenues*	34,032	27,880	(6,151)	(18.1)	44,628
Solution services revenues	136,902	148,142	11,239	8.2	217,746
Others	19,056	18,113	(943)	(4.9)	25,854

Total operating revenues	685,430	660,637	(24,793)	(3.6)	944,028

*	Partial listing only

IV. Financial Results of NTT Communications Group

	(Millions of yen)
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	888,444	912,051	23,607	2.7
Operating expenses	791,342	823,344	32,002	4.0
Operating income	97,102	88,707	(8,395)	(8.6)

February 6, 2015

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Nine Months Ended December 31, 2014

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(in thousands except for Public Telephones)
	A As of Mar. 31, 2014	B As of Jun. 30, 2014	C As of Sept. 30, 2014	D As of Dec. 31, 2014			E As of Mar. 31, 2015 (Forecast)(7)
				F				G
					Change	Progress		Change
					D-A	F/G		E-A
Telephone Subscriber Lines(1)	23,000	22,535	22,108	21,697	(1,302)	69.3%	21,120	(1,880)
NTT East	11,272	11,057	10,860	10,673	(600)	64.5%	10,342	(930)
NTT West	11,727	11,478	11,248	11,025	(702)	73.9%	10,777	(950)
INS-Net(2)	3,366	3,283	3,203	3,133	(233)	72.8%	3,046	(320)
NTT East	1,719	1,675	1,633	1,597	(122)	71.8%	1,549	(170)
NTT West	1,647	1,608	1,570	1,536	(111)	74.0%	1,497	(150)
Telephone Subscriber Lines + INS-Net	26,366	25,818	25,311	24,831	(1,535)	69.8%	24,166	(2,200)
NTT East	12,992	12,732	12,493	12,270	(722)	65.6%	11,892	(1,100)
NTT West	13,374	13,086	12,819	12,561	(813)	74.0%	12,274	(1,100)
Public Telephones	195,514	193,152	189,965	187,238	(8,276)	71.3%	183,914	(11,600)
NTT East	93,424	92,445	91,223	89,889	(3,535)	62.0%	87,724	(5,700)
NTT West	102,090	100,707	98,742	97,349	(4,741)	80.4%	96,190	(5,900)
FLET’S ISDN	109	105	101	98	(11)	82.2%	96	(13)
NTT East	48	46	44	43	(5)	73.5%	41	(7)
NTT West	61	59	57	55	(6)	92.4%	55	(6)
FLET’S ADSL	1,483	1,398	1,333	1,275	(208)	74.2%	1,203	(280)
NTT East	667	628	601	574	(92)	61.7%	517	(150)
NTT West	816	770	732	701	(115)	88.7%	686	(130)
FLET’S Hikari(3)	18,050	18,319	18,455	18,617	567	81.0%	18,750	700
NTT East	10,187	10,316	10,347	10,397	210	69.8%	10,487	300
NTT West	7,863	8,003	8,108	8,220	357	89.3%	8,263	400
FLET’S Hikari LIGHT	875	955	1,020	1,073	198	88.0%	1,100	225
NTT East	542	587	618	643	101	134.6%	617	75
NTT West	333	369	402	430	97	64.7%	483	150
Hikari Denwa	16,256	16,507	16,705	16,910	654	76.9%	17,106	850
NTT East	8,694	8,811	8,884	8,963	269	59.7%	9,144	450
NTT West	7,562	7,695	7,821	7,947	385	96.3%	7,962	400
Conventional Leased Circuit Services	250	248	246	244	(6)	53.5%	239	(11)
NTT East	122	121	120	119	(3)	67.9%	117	(5)
NTT West	128	127	126	125	(2)	41.6%	122	(6)
High Speed Digital Services	144	139	135	133	(11)	274.1%	140	(4)
NTT East	74	72	70	69	(5)	178.0%	71	(3)
NTT West	69	67	65	64	(6)	562.3%	68	(1)
NTT Group Major ISPs(4)	11,466	11,495	11,521	11,561	95	43.7%	11,683	217
OCN	8,155	8,196	8,222	8,259	105	57.4%	8,337	182
Plala	2,974	2,960	2,957	2,960	(14)	—	3,000	26
Hikari TV	2,823	2,877	2,927	2,971	148	39.3%	3,200	377
FLET’S TV Transmission Services	1,161	1,209	1,256	1,304	143	77.2%	1,346	185
NTT East	802	825	844	864	62	69.0%	892	90
NTT West	359	384	412	440	81	85.0%	454	95
Mobile(5)	63,105	63,566	64,295	65,274	2,169	55.7%	67,000	3,895
Xi	21,965	24,043	26,215	28,298	6,332	81.9%	29,700	7,735
FOMA(6)	41,140	39,523	38,080	36,976	(4,164)	108.4%	37,300	(3,840)
sp-mode	23,781	24,685	25,742	26,746	2,964	70.3%	28,000	4,219
i-mode	26,415	25,362	24,320	23,396	(3,019)	81.3%	22,700	(3,715)

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (“INS-Net 64 Lite Plan” is included).

	(3)	Number of FLET’S Hikari subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(4)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”

	(5)	Number of Mobile (including “Xi” and “FOMA”) service subscribers includes communication module service subscribers.

	(6)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of FOMA service subscribers and, as a result, are also included in the number of Mobile service subscribers.

	(7)	Forecasts for the year ending March 31, 2015 have not been changed from those announced in the financial results for the six months ended September 30, 2014.

2.	Number of Employees

	(Persons)
	A As of Dec. 31, 2013	B As of Dec. 31, 2014		C As of Mar. 31, 2015 (Forecast)(4)
			Change
			B-A
NTT Consolidated	233,950	248,450	14,500	243,200
Core Group Companies
NTT (Holding Company)	2,900	2,900	0	2,850
NTT East	5,800	5,150	(650)	5,050
NTT West	5,000	4,700	(300)	4,600
NTT Communications	6,950	6,750	(200)	6,600
NTT DOCOMO (Consolidated)	24,600	26,150	1,550	26,150
NTT DATA (Consolidated)	64,700	76,550	11,850	77,750
(Reference) Outsourcing Companies
East Outsourcing Companies(1)(2)	30,850	29,600	(1,250)	26,850
West Outsourcing Companies(3)	31,950	29,200	(2,750)	26,550

Notes:	(1)	Figures for East Outsourcing Companies under “A. As of Dec. 31, 2013” include employees from the consolidated prefectural outsourcing companies (NTT EAST-TOKYO and others), NTT-ME and NTT EAST SOLUTIONS.

	(2)	NTT revised the scope of the term “East Outsourcing Companies” as of July 1, 2014, due to a reorganization within NTT East Group. As a result of this change, figures for East Outsourcing Companies under “B. As of Dec. 31, 2014” and “C. As of Mar. 31, 2015 (Forecast)” include employees from the consolidated regional subsidiaries (NTT EAST-MINAMIKANTO and others), NTT-ME and NTT EAST SERVICE. Further, the number of employees of NTT EAST SERVICE includes 750 employees who were transferred from NTT SOLCO, NTT HOKKAIDO TELEMART and Telwel East Japan, in addition to the employees who were transferred from the consolidated prefectural outsourcing companies. In addition, NTT EAST SOLUTIONS has since merged into NTT EAST-MINAMIKANTO.

	(3)	Figures for West Outsourcing Companies under “A. As of Dec. 31, 2013”, “B. As of Dec. 31, 2014” and “C. As of Mar. 31, 2015 (Forecast)” include employees from NTT BUSINESS SOLUTIONS, NTT MARKETING ACT, NTT NEOMEIT, NTT FIELDTECHNO and NTT BUSINESS ASSOCIE WEST.

	(4)	Forecasts for the year ending March 31, 2015 have not been changed from those announced in the financial results for the six months ended September 30, 2014.

3.	Capital Investment

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2013	B Nine Months Ended Dec. 31, 2014			C Year Ending Mar. 31, 2015 (Forecast)(2)
			Change	Progress
			B-A	B/C
NTT Consolidated(1)	1,309.0	1,197.3	(111.7)	63.4%	1,890.0
Core Group Companies
NTT (Holding Company)	15.7	8.1	(7.5)	37.1%	22.0
NTT East	246.1	191.3	(54.7)	59.8%	320.0
NTT West	246.4	213.9	(32.5)	66.8%	320.0
NTT Communications	95.0	74.1	(20.8)	61.8%	120.0
NTT DOCOMO (Consolidated)	472.3	439.3	(33.0)	63.7%	690.0
NTT DATA (Consolidated)	109.2	95.8	(13.3)	68.5%	140.0

Notes :	(1)	NTT Consolidated Capital Investment figures, excluding investments related to real estate and solar power generation operations, for “A. Nine Months Ended Dec. 31, 2013,” “B. Nine Months Ended Dec. 31, 2014” and “C. Year Ending Mar. 31, 2015 (Forecast)” are 1,235.8 billion yen, 1,113.3 billion yen and 1,750.0 billion yen, respectively.

	(2)	Forecasts for the year ending March 31, 2015 have not been changed from those announced in the financial results for the six months ended September 30, 2014.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding Company))

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2013	B Nine Months Ended Dec. 31, 2014			C Year Ending Mar. 31, 2015 (Forecast)(1)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues	8,025.2	8,182.5	157.3	74.3%	11,010.0
Fixed Voice Related Services	1,184.8	1,087.3	(97.5)	—	—
Mobile Voice Related Services	789.5	660.6	(129.0)	—	—
IP/Packet Communications Services	2,789.6	2,750.1	(39.5)	—	—
Sales of Telecommunications Equipment	740.1	794.4	54.3	—	—
System Integration	1,585.6	1,893.5	307.9	—	—
Other	935.7	996.7	61.0	—	—
Operating Expenses	7,040.1	7,271.6	231.5	73.3%	9,915.0
Cost of Services (excluding items shown separately below)	1,720.4	1,736.1	15.7	—	—
Cost of Equipment Sold (excluding items shown separately below)	646.9	706.8	59.9	—	—
Cost of System Integration (excluding items shown separately below)	1,147.2	1,323.7	176.6	—	—
Depreciation and Amortization	1,394.9	1,365.3	(29.7)	—	—
Impairment Loss	0.2	1.6	1.4	—	—
Selling, General and Administrative Expenses	2,127.6	2,138.1	10.5	—	—
Write-Down of Goodwill and Other Intangible Assets	3.0	—	(3.0)	—	—
Operating Income	985.1	910.9	(74.2)	83.2%	1,095.0
Income Before Income Taxes	1,024.1	910.2	(113.9)	84.7%	1,075.0
Net Income Attributable to NTT	484.3	449.9	(34.4)	85.1%	529.0
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	1,603.2	1,693.0	89.8	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	3,753.2	3,930.2	177.0	—	—
Loss on Disposal of Property, Plant and Equipment	117.0	113.3	(3.7)	—	—
Other Expenses	168.6	168.2	(0.4)	—	—
Total	5,642.0	5,904.7	262.7	—	—
NTT (Holding Company) (JPN GAAP)
Operating Revenues	389.2	372.1	(17.1)	90.3%	412.0
Operating Expenses	100.2	95.3	(4.8)	68.1%	140.0
Operating Income	289.0	276.8	(12.2)	101.8%	272.0
Non-Operating Revenues	25.7	22.8	(2.9)	71.3%	32.0
Non-Operating Expenses	31.0	26.0	(4.9)	72.3%	36.0
Recurring Profit	283.7	273.6	(10.1)	102.1%	268.0
Net Income	282.9	561.2	278.3	100.6%	558.0

Note:	(1)	Forecasts for the year ending March 31, 2015 have not been changed from those announced in the financial results for the six months ended September 30, 2014.

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2013	B Nine Months Ended Dec. 31, 2014			C Year Ending Mar. 31, 2015 (Forecast)(4)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues(3)	1,319.5	1,308.5	(11.0)	73.9%	1,771.0
Voice Transmission Services (excluding IP)(1)	393.9	356.3	(37.6)	76.8%	464.0
IP Services(2)	630.7	629.3	(1.3)	74.9%	840.0
Leased Circuit (excluding IP)	88.8	84.7	(4.0)	73.1%	116.0
Telegraph	11.0	10.4	(0.6)	74.5%	14.0
Other	100.0	137.1	37.0	67.6%	337.0
Supplementary Business	94.9	90.5	(4.4)
Operating Expenses(3)	1,249.5	1,212.5	(36.9)	72.1%	1,681.0
Personnel	80.1	74.0	(6.0)	72.6%	102.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	813.5	782.7	(30.7)	71.6%	1,093.0
Depreciation and Amortization	273.6	275.1	1.5	75.8%	363.0
Loss on Disposal of Property, Plant and Equipment	28.0	25.8	(2.1)	52.8%	49.0
Taxes and Public Dues	54.2	54.7	0.5	73.9%	74.0
Operating Income	70.0	95.9	25.9	106.6%	90.0
Non-Operating Revenues	41.6	21.6	(20.0)	98.3%	22.0
Non-Operating Expenses	21.7	7.2	(14.5)	80.2%	9.0
Recurring Profit	89.9	110.3	20.4	107.1%	103.0
Net Income	57.8	70.7	12.8	114.1%	62.0
NTT West (JPN GAAP)
Operating Revenues(3)	1,172.0	1,163.4	(8.6)	73.5%	1,582.0
Voice Transmission Services (excluding IP)(1)	397.5	359.5	(37.9)	76.0%	473.0
IP Services(2)	502.0	512.5	10.4	74.8%	685.0
Leased Circuit (excluding IP)	78.6	77.7	(0.8)	72.7%	107.0
Telegraph	12.7	11.4	(1.2)	76.5%	15.0
Other	79.4	101.6	22.1	66.9%	302.0
Supplementary Business	101.6	100.4	(1.2)
Operating Expenses(3)	1,153.0	1,132.4	(20.6)	73.2%	1,547.0
Personnel	73.9	72.0	(1.9)	72.8%	99.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	748.2	731.4	(16.7)	72.8%	1,005.0
Depreciation and Amortization	248.9	248.0	(0.9)	75.4%	329.0
Loss on Disposal of Property, Plant and Equipment	32.6	30.8	(1.7)	65.7%	47.0
Taxes and Public Dues	49.2	49.9	0.7	74.6%	67.0

Operating Income	18.9	30.9	11.9	88.5%	35.0
Non-Operating Revenues	31.8	5.1	(26.6)	74.1%	7.0
Non-Operating Expenses	23.1	9.2	(13.9)	66.2%	14.0
Recurring Profit	27.6	26.8	(0.7)	96.0%	28.0
Net Income	18.4	16.6	(1.8)	87.6%	19.0

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the nine months ended December 31, 2014 include monthly charges, call charges and interconnection charges of 262.3 billion yen, 27.4 billion yen and 42.1 billion yen for NTT East, and 263.5 billion yen, 25.5 billion yen and 46.9 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the nine months ended December 31, 2014 include “FLET’S Hikari” and “Hikari Denwa” charges (including monthly charges, call charges and connection device charges) of 348.7 billion yen and 138.4 billion yen for NTT East, and 287.3 billion yen and 115.5 billion yen for NTT West, respectively. “FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(3)	NTT East and NTT West revised their respective allocations of revenues and expenses from real estate leases from Non-Operating Revenues and Non-Operating Expenses to Operating Revenues and Operating Expenses, respectively, as of the beginning of the fiscal year ending March 31, 2015. As a result, Operating Revenues from real estate leases of 44.0 billion yen and 32.0 billion yen are included in NTT East’s and NTT West’s forecast figures, respectively, for the fiscal year ending March 31, 2015, and Operating Expenses from real estate leases of 24.0 billion yen and 17.0 billion yen are included in NTT East’s and NTT West’s forecast figures, respectively, for the fiscal year ending March 31, 2015. Further, Operating Revenues from real estate leases of 32.5 billion yen and 26.4 billion yen are included in NTT East’s and NTT West’s figures, respectively, for the nine months ended December 31, 2014, and Operating Expenses from real estate leases of 13.7 billion yen and 11.8 billion yen are included in NTT East’s and NTT West’s figures, respectively, for the nine months ended December 31, 2014.

	(4)	Forecasts for the year ending March 31, 2015 have not been changed from those announced in the financial results for the six months ended September 30, 2014.

4.	Financial Results and Projections (NTT Communications, Dimension Data)

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2013	B Nine Months Ended Dec. 31, 2014			C Year Ending Mar. 31, 2015 (Forecast)(6)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues(1)	685.4	660.6	(24.7)	72.6%	910.0
Cloud Computing Platforms	36.6	45.7	9.1	69.4%	66.0
Data Networks	295.2	278.4	(16.7)	75.1%	371.0
Voice Communications	224.5	205.5	(19.0)	74.5%	276.0
Applications & Content	27.1	28.6	1.5	71.7%	40.0
Solution Services	90.2	90.5	0.2	63.7%	142.0
Others	11.6	11.6	0.0	77.9%	15.0
Operating Expenses	599.3	589.0	(10.3)	73.0%	807.0
Personnel	60.8	59.3	(1.5)	75.1%	79.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	294.0	296.0	1.9	72.7%	608.0
Communication Network Charges	155.7	145.7	(9.9)
Depreciation and Amortization	77.4	77.0	(0.3)	75.5%	102.0
Loss on Disposal of Property, Plant and Equipment	2.3	2.1	(0.2)	35.5%	6.0
Taxes and Public Dues	8.9	8.7	(0.1)	72.7%	12.0
Operating Income	86.0	71.5	(14.4)	69.5%	103.0
Non-Operating Revenues	23.3	22.4	(0.8)	97.7%	23.0
Non-Operating Expenses	7.0	6.0	(0.9)	46.7%	13.0
Recurring Profit	102.3	88.0	(14.3)	77.9%	113.0
Net Income	69.0	57.6	(11.4)	80.1%	72.0
Reference (Operating Revenues)(1)	685.4	660.6	(24.7)	72.6%	910.0
Voice Transmission Services (excluding IP)	206.6	187.0	(19.5)	—	—
IP Services	276.2	267.2	(9.0)	—	—
Data Transmission Services (excluding IP)	46.5	40.0	(6.5)	—	—
Leased Circuit	34.0	27.8	(6.1)	—	—
Solutions Business	136.9	148.1	11.2	—	—
Other	19.0	18.1	(0.9)	—	—
Dimension Data (IFRS)(2)(3)
Operating Revenues	425.6	534.8	109.2	72.8%	735.0
Operating Expenses(4)	413.5	525.6	112.2	72.9%	721.5
Operating Income(5)	12.1	9.2	(3.0)	67.9%	13.5
Net Income Attributable to Dimension Data	8.1	6.1	(2.0)	—	—

Notes:	(1)

NTT Communications has revised certain of its line items from the year ended March 31, 2014. Operating Revenues figures for “A. Nine Months Ended Dec. 31, 2013” and “B. Nine Months Ended Dec. 31, 2014” using line items used prior to the year ended March 31, 2014 are also provided for reference under “Reference (Operating Revenues).”

The following are the main services included in each of the new line items:

— Cloud Computing Platforms: “Data center service” and “Private Cloud (Enterprise Cloud, etc.)”

— Data Networks: “Closed network service (Arcstar Universal One, etc.)” and “Open network service (OCN, etc.)”

— Voice Communications: “Telephone service” and “VoIP service (050 plus, etc.)”

— Applications & Content: “Application service (Mail service, etc.)”

— Solution Services: “System integration service”

	(2)	Since Dimension Data’s statements of income from January 1 to December 31 are consolidated into NTT’s consolidated statements of income from April 1 to March 31, Dimension Data’s financial results for the nine months ended September 30, 2013 are stated under “A. Nine Months Ended Dec. 30, 2013,” Dimension Data’s financial results for the nine months ended September 30, 2014 are stated under “B. Nine Months Ended Dec. 31, 2014” and Dimension Data’s forecasts for the twelve months ended December 31, 2014 are stated under “C. Year Ending Mar. 31, 2015 (Forecast).”

	(3)	The conversion rate used for Dimension Data figures for the nine months ended December 31, 2014 is USD1.00 = JPY102.93.

	(4)	Operating Expenses include costs associated with the acquisition of Dimension Data by NTT.

	(5)	Operating Income for the nine months ended December 31, 2014 under US GAAP was 2.8 billion yen.

	(6)	Forecasts for the year ending March 31, 2015 have not been changed from those announced in the financial results for the six months ended September 30, 2014.

4.	Financial Results and Projections (NTT DOCOMO, NTT DATA)

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2013	B Nine Months Ended Dec. 31, 2014			C Year Ending Mar. 31, 2015 (Forecast)(1)
			Change	Progress
			B-A	B/C
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	3,363.6	3,326.8	(36.8)	75.6%	4,400.0
Mobile Communications Services	2,220.2	2,061.2	(159.0)	75.5%	2,731.0
Voice Revenues	800.6	669.8	(130.8)	76.0%	881.0
Packet Communications Revenues	1,419.6	1,391.4	(28.2)	75.2%	1,850.0
Equipment Sales	675.8	731.2	55.4	81.7%	895.0
Other Operating Revenues	467.6	534.4	66.8	69.0%	774.0
Operating Expenses	2,674.9	2,739.6	64.7	72.7%	3,770.0
Personnel	207.8	215.5	7.7	74.8%	288.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	1,710.4	1,780.4	70.0	71.9%	2,476.0
Depreciation and Amortization	521.8	486.9	(34.9)	73.9%	659.0
Loss on Disposal of Property, Plant and Equipment	47.6	49.2	1.6	72.3%	68.0
Communication Network Charges	158.0	177.5	19.5	74.3%	239.0
Taxes and Public Dues	29.4	30.1	0.7	75.3%	40.0
Operating Income	688.7	587.1	(101.5)	93.2%	630.0
Non-Operating Income (Loss)	14.9	7.8	(7.1)	87.1%	9.0
Income Before Income Taxes	703.6	595.0	(108.6)	93.1%	639.0
Net Income Attributable to NTT DOCOMO	430.2	381.9	(48.3)	90.9%	420.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	942.5	1,067.0	124.5	73.1%	1,460.0
Public & Financial IT Services	497.8	507.8	10.0	69.8%	728.0
Enterprise IT Services	194.1	199.5	5.3	70.8%	282.0
Solutions & Technologies	127.1	125.5	(1.6)	67.9%	185.0
Global Business	228.2	340.5	112.2	80.7%	422.0
Elimination or Corporate	(104.9)	(106.4)	(1.5)	67.8%	(157.0)
Cost of Sales	733.8	810.0	76.2	73.6%	1,100.0
Gross Profit	208.7	256.9	48.2	71.4%	360.0
Selling, General and Administrative Expenses	182.9	208.3	25.4	75.8%	275.0
Operating Income	25.7	48.5	22.8	57.2%	85.0
Non-Operating Income (Loss)	2.7	(3.2)	(5.9)	32.5%	(10.0)
Recurring Profit	28.4	45.3	16.9	60.5%	75.0
Net Income (Loss)	10.1	21.7	11.6	58.8%	37.0

Note:	(1)	Forecasts for the year ending March 31, 2015 have not been changed from those announced in the financial results for the six months ended September 30, 2014.

5.	Average Monthly Revenue per Unit (ARPU)

In the case of NTT Group’s mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from Xi mobile phone services and FOMA mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active Subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2014 (From Apr. to Jun., 2014)	Three Months Ended Sept. 30, 2014 (From Jul. to Sept., 2014)	Three Months Ended Dec. 31, 2014 (From Oct. to Dec., 2014)	Nine Months Ended Dec. 31, 2013 (From Apr. to Dec., 2013)	Nine Months Ended Dec. 31, 2014 (From Apr. to Dec., 2014)	Year Ended Mar. 31, 2014	Year Ending Mar. 31, 2015 (Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,710	2,710	2,710	2,760	2,710	2,760	2,700
Telephone Subscriber Lines ARPU	2,370	2,360	2,370	2,410	2,370	2,400	2,360
INS-NET Subscriber Lines ARPU	4,980	4,970	4,980	5,040	4,980	5,030	5,010
FLET’S Hikari ARPU	5,460	5,450	5,490	5,690	5,470	5,660	5,500
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,660	2,660	2,660	2,700	2,660	2,690	2,660
Telephone Subscriber Lines ARPU	2,350	2,350	2,350	2,390	2,350	2,380	2,350
INS-NET Subscriber Lines ARPU	4,850	4,850	4,860	4,890	4,850	4,890	4,860
FLET’S Hikari ARPU	5,750	5,700	5,670	5,850	5,710	5,830	5,720
NTT DOCOMO
Mobile Aggregate ARPU (Xi+FOMA)	4,450	4,370	4,340	4,660	4,390	4,610	4,350
Voice ARPU (Xi+FOMA)	1,250	1,190	1,160	1,450	1,210	1,410	1,180
Packet ARPU (Xi+FOMA)	2,670	2,620	2,560	2,710	2,610	2,700	2,600
Smart ARPU (Xi+FOMA)	530	560	620	500	570	500	570

Notes:	(1)	We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

		•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

		•	Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from “FLET’S ADSL.”

		•	INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for “INS-NET” Subscriber Lines and revenues from “FLET’S ISDN.”

		•	FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

		—	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

	(3)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined based on the number of subscriptions for each service.

	(4)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(5)	For purposes of calculating FLET’S Hikari ARPU, the number of subscribers is determined based on the number of “FLET’S Hikari” subscribers, including subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(6)	The following is the formula we use to compute ARPU for NTT DOCOMO.

		•	Mobile Aggregate ARPU (“Xi”+“FOMA”) = Voice ARPU (“Xi”+“FOMA”) + Packet ARPU (“Xi”+“FOMA”) + Smart ARPU (“Xi”+“FOMA”).

			—	NTT DOCOMO’s Voice ARPU (“Xi”+“FOMA”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “Xi”+“FOMA” services, our Packet ARPU (“Xi”+“FOMA”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our “Xi”+“FOMA” services, and our Smart ARPU (“Xi”+“FOMA”) is based on operating revenues from a part of Other Operating Revenues attributable to “Xi”+“FOMA” wireless communications services (revenues from content, collection of charges, mobile phone insurance service, advertising and others).

	(7)	Subscriptions for and revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in NTT DOCOMO’s ARPU calculation.

	(8)	NTT DOCOMO’s ARPU calculation methods have been changed from the second quarter of the fiscal year ending March 31, 2015. Accordingly, the ARPU data for the results for “Nine Months Ended Dec. 31, 2013 (from Apr. to Dec., 2013),” “Year Ended Mar. 31, 2014” and “Three Months Ended Jun. 30, 2014 (from Apr. to Jun., 2014)” have also been changed.

	(9)	Numbers of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

			—	1Q Results: Sum of number of active subscribers* for each month from April to June

			—	2Q Results: Sum of number of active subscribers* for each month from July to September

			—	3Q Results: Sum of number of active subscribers* for each month from October to December

			—	4Q Results: Sum of number of active subscribers* for each month from January to March

			—	Nine Month Results: Sum of number of active subscribers* for each month from April to December

			—	FY Results : Sum of number of active subscribers* for each month from April to March

			—	FY Forecast: Sum of the sum of actual number of active subscribers at the end of each month from April to September and the average expected active number of subscribers during the second half of the fiscal year ((number of subscribers at September 30, 2014 + number of expected subscribers at March 31, 2015)/2)x6

	(10)	Numbers of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

			—	1Q Results: Sum of number of active subscribers* for each month from April to June

			—	2Q Results: Sum of number of active subscribers* for each month from July to September

			—	3Q Results: Sum of number of active subscribers* for each month from October to December

			—	4Q Results: Sum of number of active subscribers* for each month from January to March

			—	Nine Month Results: Sum of number of active subscribers* for each month from April to December

			—	FY Results: Sum of number of active subscribers* for each month from April to March

			—	FY Forecast: Sum of expected number of active subscribers* for each month from April to March

	(11)	Forecasts for the year ending March 31, 2015 have not been changed from those announced in the financial results for the six months ended September 30, 2014.

*active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2014	As of Dec. 31, 2014	As of Mar. 31, 2015 (Forecast)(1)
Interest-Bearing Liabilities	4,200.0	4,862.4	4,400.0

Note:	(1)	Forecasts for the year ending March 31, 2015 have not been changed from those announced in the financial results for the six months ended September 30, 2014.

7.	Indices (Consolidated)(1)

	Year Ended Mar. 31, 2014	Nine Months Ended Dec. 31, 2014	Year Ending Mar. 31, 2015 (Forecast)(2)
EBITDA	3,192.3 billion yen	2,340.0 billion yen	3,025.0 billion yen
EBITDA Margin	29.2%	28.6%	27.5%
Operating FCF	1,299.5 billion yen	1,142.7 billion yen	1,135.0 billion yen
ROCE	6.0%	—	5.5%

Notes:	(1)	Reconciliation of Indices is as follows in “8. Reconciliation of Financial Indices (Consolidated)” below.

	(2)	Forecasts for the year ending March 31, 2015 have not been changed from those announced in the financial results for the six months ended September 30, 2014.

8.	Reconciliation of Financial Indices (Consolidated)

		Year Ended Mar. 31, 2014	Nine Months Ended Dec. 31, 2014	Year Ending Mar. 31, 2015 (Forecast)
EBITDA (a+b)		3,192.3 billion yen	2,340.0 billion yen	3,025.0 billion yen
a	Operating Income	1,213.7 billion yen	910.9 billion yen	1,095.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,978.6 billion yen	1,429.0 billion yen	1,930.0 billion yen
EBITDA Margin [(c/d)X100]		29.2%	28.6%	27.5%
a	Operating Income	1,213.7 billion yen	910.9 billion yen	1,095.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,978.6 billion yen	1,429.0 billion yen	1,930.0 billion yen
c	EBITDA (a+b)	3,192.3 billion yen	2,340.0 billion yen	3,025.0 billion yen
d	Operating Revenues	10,925.2 billion yen	8,182.5 billion yen	11,010.0 billion yen
Operating FCF [(c-d)]		1,299.5 billion yen	1,142.7 billion yen	1,135.0 billion yen
a	Operating Income	1,213.7 billion yen	910.9 billion yen	1,095.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,978.6 billion yen	1,429.0 billion yen	1,930.0 billion yen
c	EBITDA (a+b)	3,192.3 billion yen	2,340.0 billion yen	3,025.0 billion yen
d	Capital Investment(1)	1,892.8 billion yen	1,197.3 billion yen	1,890.0 billion yen
ROCE [(b/c)X100]		6.0%	—	5.5%
a	Operating Income	1,213.7 billion yen	—	1,095.0 billion yen
	(Normal Statutory Tax Rate)	38%	—	36%
b	Operating Income X (1 - Normal Statutory Tax Rate)	749.3 billion yen	—	701.9 billion yen
c	Operating Capital Employed	12,489.4 billion yen	—	12,870.9 billion yen

Note:	Figures for Capital Investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Payments for Intangibles” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2014	Nine Months Ended Dec. 31, 2014
Payments for Property, Plant and Equipment	1,486.7	1,108.7
Payments for Acquisition of Intangible Assets	416.6	260.9
Total	1,903.2	1,369.5
Difference from Capital Investment	10.5	172.2